Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AIM Beverages LLC
2424 N Federal Hwy Suite 303
Boca Raton, FL 33431
https://www.drinkjove.com/

Up to $1,235,000.00 in Class B Units at $14.18
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AIM Beverages LLC
Address: 2424 N Federal Hwy Suite 303, Boca Raton, FL 33431
State of Incorporation: FL
Date Incorporated: January 18, 2019

Terms:

Equity

Offering Minimum: $20,000.00 | 1,410 shares of Class B Units
Offering Maximum: $1,235,000.00 | 87,094 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $14.18
Minimum Investment Amount (per investor): $113.44

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Loyalty Bonus: All consumers will receive 5% bonus units.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus units

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus units

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus units

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus units

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus units

Flash Perk 1: Invest $2,500+ between Day 35 - 40 and receive 8% bonus units

Flash Perk 2: Invest $2,500+ between Day 60 - 65 and receive 6% bonus units

Amount-Based Perks

Jovē Builder: $500 investment - Receive one case of 1 Liter bottles+ 5% off online orders (via amazon) for 3 months.

Jovē Insider : $1,000 investment - Receive 2 cases (12 pack/24 1 Liter bottles) + 5% off online orders for 6 months+ 2% bonus units.

Jovē Partner: $5,000 investment - Receive a monthly shipment of 2 cases (12 pack/24 bottles total) of 1 Liter bottles for 3 months+ Free exclusive branded water bottle + 5% off online orders (via Amazon) for a year + 5% bonus units.

Jovē Luminary: $10,000 investment - Receive a shipment of 2 cases (12 pack/24 bottles total) of 1 Liter bottles for 6 months + Exclusive branded swag + 10% off on online orders (via Amazon) for one year + 10% bonus units.

Jovē Quantum: $25,000 investment - One year supply (12 crates a year) of 1 Liter bottles+ Special thanks on our website + 15% off online orders (via Amazon) for one year + 15% bonus units.

Jovē One: $50,000 investment - Lifetime supply (one case per month)+ Featured on 'Thank You' page of our website with a profile highlight+ Exclusive branded swag + Exclusive branded swag +Founder event with our team + 20% off online orders via Amazon + 20% bonus units.

*Amazon orders are sent to the investors address within the USA. Address changes will need to come in a formal email or communication to the company.

*A lifetime supply is provided for as long as the product is offered and maintained by the company. We reserve the right to discontinue or modify the product at any time, for any reason, including but not limited to economic changes, business decisions, or other unforeseen circumstances.

*Exclusive branded swag is valued at $50 to $100

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus units perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AIM Beverages LLC will offer 10% additional bonus units for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $14.18 / unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $1,418. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Jovē Wellness by AIM Beverages LLC ("Jovē Wellness" or "Jovē" or the "Company") is offering hydration through science-backed, premium functional water designed for today's health conscious consumer. Our signature water features a pH of 9.5+ and is powered by proprietary ACH Technology® (Advanced Cellular Hydration), clinically shown to support deep hydration at the cellular level. Enriched with Liquid Silica, Jovē promotes collagen production, supporting skin health, vitality, and overall wellness. Our mission is to foster a new kind of connection between consumers and their water - a "hydrationship" - positioning Jovē as the water that gets you.

Business Model

Jovē generates revenue through a multi-channel distribution strategy that includes retail, e-commerce, and strategic partnerships. We're currently available in over 1,900 stores nationwide, including Publix, Kroger, The Fresh Market, Giant Foods, and more. Online, we've seen strong performance through Amazon, where 53% of customers are repeat buyers. As we scale, we're expanding into recyclable slim cans to reach younger, eco-conscious consumers and are executing a full-funnel marketing strategy to strengthen brand awareness and drive velocity.

Intellectual Property

Jovē holds exclusive rights to its proprietary ACH Technology®, a patented innovation developed through multimillion-dollar research investments. ACH Technology® is designed to enable water molecules to better penetrate cells, supporting clinically demonstrated hydration benefits. Our formula and process also feature the patented use of Liquid Silica to support collagen production. These technologies are protected by granted and pending patents, creating a defensible IP moat in the growing functional water space. The license is exclusive within the United States for water and tea products and is fully paid and royalty-free.

Corporate Structure

AIM Beverages LLC is the parent company of Jovē Wellness LLC, a 100% owned subsidiary which has been operated under the Company since May 22, 2019.

Competitors and Industry

Competitors

The bottled water category includes established players such as Essentia, SmartWater, and Eternal. However, Jovē is the only alkaline water clinically proven to provide Deep Hydration® and support skin and cellular health. Our proprietary formula, patented technology, and unique brand positioning differentiate us in a saturated market. Unlike competitors, we've invested heavily in clinical validation and have built a brand that turns hydration into a meaningful wellness commitment.

Industry

The U.S. bottled water market is valued at $54.6 billion and continues to grow as consumers shift away from sugary beverages. The functional water segment - focused on added health and beauty benefits - is expected to reach $9.4 billion by 2032, growing at a 7.75% CAGR. Jovē is uniquely positioned to lead this segment with clinically validated benefits, a premium formula, and a strong retail footprint.

Current Stage and Roadmap

Current Stage

Jovē has progressed beyond its early-stage launch and is entering a growth phase, supported by increasing commercial traction. After launching on Amazon during the pandemic, we rapidly secured major retail placements, reaching over 1,800 stores across multiple grocery chains. We recently added a seasoned executive team, launched a rebrand with the agency behind vitaminwater® and BODYARMOR®, and have seen award recognition, including Best Functional Water at the 2023 Zenith Global Awards and four finalist placements in 2024.

Future Roadmap

Looking ahead, Jovē is focused on deepening national retail distribution, scaling our direct-to-consumer presence, and introducing innovative new formats. We launched our first 100% recyclable 12 oz slim can in March 2025. Giant Food placed their initial order for 8 pack cans in March with promotional activity started on 4/25. We are also targeting new distribution channels including mass merchandisers, convenience, and on-premise. With refreshed branding, strategic partnerships, and a strong omni-channel approach, Jovē is positioning itself to become a recognized name in functional hydration.

The Team

Managers

Name: Tammy Hobbs

Tammy Hobbs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Manager
  Dates of Service: August, 2019 - Present
  Responsibilities: Tammy leads Jovē Wellness with over 20 years of industry experience, overseeing company strategy, operations, and growth initiatives. She receives $208,000 in annual compensation.

Other business experience in the past three years:

- Employer: CEBEV LLC (Cutting Edge Beverages)
  Title: Business Manager
  Dates of Service: December, 2016 - August, 2019
  Responsibilities: Worked closely with Jerry Whitlock, founder supporting the brand Juice Bowl in schools and institutional sales, from sales to package design.

Other business experience in the past three years:

- Employer: Whitlock Packaging Corporation/Whitlock Consulting
  Title: Business Manager for Jerry Whitlock
  Dates of Service: July, 2005 - December, 2016
  Responsibilities: Business Manager to Jerry Whitlock, Whitlock Consulting, Managing Member; Trademarks

Name: Christiaan (Chris) Cronje

Christiaan (Chris) Cronje's current primary role is with CeBev LLC. Christiaan (Chris) Cronje currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Acting CFO, Board of Advisors
  Dates of Service: January, 2019 - Present
  Responsibilities: Chris works with the founder and current CEO to establish both the product and operating business. He does not receive compensation.

Other business experience in the past three years:

- Employer: CeBev LLC
  Title: Managing Member
  Dates of Service: September, 2016 - Present
  Responsibilities: The General Manager reports directly to me for overall direction and strategy.

Name: Jerry Whitlock

Jerry Whitlock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, President, Chairman of the Board
  Dates of Service: January, 2019 - Present
  Responsibilities: Jerry works closely with the advisory board (industry leaders) and executives on a daily and quarterly basis. He does not currently receive compensation.

Name: Pete Slauer

Pete Slauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: June, 2024 - Present
  Responsibilities: Pete manages company operations including Operations, Sales, Human Resources, Production and Distribution. He receives annual compensation of $225,000.

Other business experience in the past three years:

- Employer: MFMsoft LLC
  Title: MFM Team Member
  Dates of Service: June, 2021 - Present
  Responsibilities: Pete manages general company operations, human resources and finance.

Other business experience in the past three years:

- Employer: Celly Nutrition LLC
  Title: Operations Consultant
  Dates of Service: September, 2023 - May, 2024
  Responsibilities: Build organizational structure to produce, sell and distribute a product for a start up.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred equity could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred equity could be more advantageous to those investors than to the holders of common equity or other securities. In addition, if we need to raise more equity capital from the sale of common equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AIM Beverages LLC was formed on January 22, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AIM Beverages LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that AIM Beverages LLC is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. We hold exclusive rights to Jove®, Jove Deep Hydration®, Water Wise® , Happy Cells, Happy Body.® , to name a few. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the

future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, ifwe make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Cutting Edge Investments, LLC (100% Owned and managed by Jerry Whitlock)	1,000,000	Class A Units	100.0%

The Company's Securities

The Company has authorized Class A Units, Class B Units, Class P Units, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 87,094 of Class B Units.

Class A Units

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

Under Florida law, there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company has not explicitly authorized any Class A Units, they are freely able to issue them.

Class B Units

The amount of security authorized is 250,000 with a total of 250,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

Under Florida law, there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company has not explicitly authorized any Class B Units, they are freely able to issue them.

Joinder to Operating Agreement

As part of your investment in AIM Beverages LLC through this Regulation Crowdfunding offering, you will be joining the Company's Third Amended and Restated Limited Liability Company Operating Agreement which is attached to the Form C as Exhibit F.

The amount outstanding includes 250,000 Class B Units reserved for issuance.

Class P Units

The amount of security authorized is 160,000 with a total of 160,000 outstanding.

Voting Rights

There are no voting rights associated with Class P Units.

Material Rights

Under Florida law, there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company has not explicitly authorized any Class P Units, they are freely able to issue them.

The amount outstanding includes 20,000 Class P Units reserved for issuance.

Convertible Promissory Note

The security will convert into Equity securities and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: February 28, 2017

Interest Rate: 7.5%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: (A) the next sale (or series of related sales) by the Company of its equity securities with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than US$10,000,000.00 (excluding, for the avoidance of doubt, the aggregate principal amount of the Note); (B) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property; (C) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the membership interests of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's membership interests if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

Material Rights

There are no material rights associated with Convertible Promissory Note.

What it means to be a minority holder

As a minority holder of Class B Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into equity.
If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Operations
  Date: February 07, 2024
  Offering exemption relied upon: 4(a)(2) and 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $1.574 million compared to $1.555 million in fiscal year 2024.

Revenue per unit increased $.08/unit in 2024 over 2023.

Cost of Sales

Cost of Sales for fiscal year 2023 was $2.017 million compared to $2.143 million in fiscal year 2024.

Costs increase of $.25/unit in areas of materials, freight and promotional discount programs to introduce the Jove brand to consumers at grocery retail.

Gross Margins

Gross margins for fiscal year 2023 were -$443k. compared to -$588k for fiscal year 2024.

Net decrease of $.17/unit in gross margins as we incurred more material and production costs, freight rates.

Expenses

Expenses for fiscal year 2023 were $5.372 million compared to $4.032 million in fiscal year 2024.

R&D expenses have declined as we move from development of the brand role into the first stages of production. Marketing related expenses have declined as we shift from events to regional shopper marketing and social media with new messaging that further differentiates our brand, highlighting the unique-to-shelf attributes.

Historical results and cash flows:

The Company is currently in a growth stage, selling Jovē in six (6) package forms, including both PET bottles and slim cans and revenue generating nearly $1.6M. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of a shift in promotional strategy as we scale, relying less on discounts, as in prior years, and more on marketing. Past cash was primarily generated through the sale of our product to retailers and Owner Investments. Our goal is to more than double the points of distribution in profitable channels of trade across the US.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 30, 2025, the Company had capital resources consisting of: (i) $70,894.87 in AIM Beverages LLC's operating account; (ii) $105,564.30 in Jove Wellness LLC's operating account, which is funded directly by AIM; and (iii) a $100,000 line of credit from Headway Capital, with $54,215.94 outstanding and $45,784.06 available as of May 6, 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the shift in our route-to-market strategy, moving from warehouse direct to DSD. These funds will also be immediately channeled into our new marketing campaign, differentiating Jove in an ever-growing premium water segment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for one week. This is based on a current monthly burn rate of $450,000 per month for expenses related to the sales and operation of the company as well as the production and distribution of Jove product.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for one week. This is based on a current monthly burn rate of $450,000 per month for expenses related to the sales and operation of the company as well as the production and distribution of Jove product.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital contributions, future capital raises.

Indebtedness

- Creditor: Headway Capital
  Amount Owed: $54,215.94
  Interest Rate: 52.42%
  Maturity Date: February 02, 2026
  The loan requires regular scheduled repayments and may include standard provisions regarding default, repayment, and collection.

- Creditor: Convertible Promissory Note
  Amount Owed: $250,000.00
  Interest Rate: 7.5%
  Maturity Date: February 28, 2027
  Unsecured note that converts into equity at a 25% discount in a future equity financing of $1 million or more, subject to a $10 million valuation cap. If not converted earlier, it converts at maturity at the lower of the last round price or the valuation cap.

Related Party Transactions

- Name of Entity: AIM Beverage Solutions and AIM Licensing
  Names of 20% owners: Jerry Whitlock Entities were liquidated as of Jan 23 2024
  Relationship to Company: Separate LLCs formed early on then liquidated Jan 23 2024
  Nature / amount of interest in the transaction: $411,749
  Material Terms: During the year ended December 31, 2024, the Company's related parties, AIM Beverage Solutions and AIM Licensing, were dissolved. As a result of the dissolution, the Company recognized a total receivable balance of $411,749 as of December 31, 2024. This amount is presented in the statement of financial position under "Other Receivable – Liquidation" which represents the Company's share of proceeds from the disposal of assets and settlement of liabilities of the former related parties. The Company expects to fully recover this receivable within 2025.

- Name of Entity: Cutting Edge Investments LLC
  Names of 20% owners: Jerry Whitlock
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $60,000
  Material Terms: The Company entered into loan agreements with its members for a total amount of $60,000 with a maturity date in 2025. The outstanding balance of this loan was at $20,000 and $60,000 as of December 31, 2023 and

2024, respectively.

Valuation

Pre-Money Valuation: $19,993,800.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred units are authorized or outstanding; (ii) all outstanding options and warrants are exercised; and (iii) any units reserved for issuance under an equity incentive plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $250,000 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities, which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Inventory
  17.5%
  We will use 17.5% of the funds raised to purchase inventory for the Company's product in preparation of DSD Expansion.
- Working Capital
  72.5%
  We will use 72.5% of the funds for working capital to cover expenses for the sales and operation of the company as well as the marketing of our brand, utilizing a full funnel approach to ensure maximum brand awareness with every dollar spent.
- StartEngine Reg CF Campaign Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.drinkjove.com/ (aimbeverages.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aimbeverages

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AIM Beverages LLC

[See attached]

AIM Beverages, LLC
(the "Company")
a Florida Limited Liability Company

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
CONSOLIDATED STATEMENTS OF OPERATIONS	5
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY	6
CONSOLIDATED STATEMENTS OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	11
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	11
NOTE 5 – LIABILITIES AND DEBT	12
NOTE 6 – EQUITY	13
NOTE 7 – SUBSEQUENT EVENTS	14

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: AIM Beverages, LLC's Management

We have reviewed the accompanying consolidated financial statements of AIM Beverages, LLC (the Company) which comprise the consolidated statements of financial position as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statements of changes in members' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
May 9, 2025

AIM BEVERAGES, LLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,	
		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	187,299	29,288
Accounts Receivable		83,632	90,042
Inventory		576,149	843,096
Due from Related Party		-	583,751
Other Receivable - Liquidation		411,749	-
Total Current Assets		**1,258,830**	**1,546,177**
Non-Current Assets:			
Right of Use Asset	$	146,444	193,881
Intangible Assets - Net		2,747,167	3,059,047
Other Non-Current Assets		17,416	17,416
Total Non-Current Assets		**2,911,027**	**3,270,344**
TOTAL ASSETS		**4,169,857**	**4,816,521**
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	1,024,131	1,165,177
Accrued Expenses		91,724	17,406
Loans Payable - Member		60,000	20,000
Lease Liability - Short Term		57,623	45,248
Due to Related Party		20,000	171,000
Total Current Liabilities		**1,253,478**	**1,418,831**
Non-Current Liabilities:			
Convertible Notes	$	250,000	-
Lease Liability - Long Term		119,807	177,430
Total Non-Current Liabilities		**369,807**	**177,430**
TOTAL LIABILITIES		**1,623,285**	**1,596,261**
EQUITY			
Members' Capital	$	17,008,910	12,718,205
Accumulated Deficit		(14,462,338)	(9,497,945)
TOTAL EQUITY		**2,546,572**	**3,220,260**
TOTAL LIABILITIES AND EQUITY	$	**4,169,857**	**4,816,521**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

AIM BEVERAGES, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,	
		2024	2023
Sales Revenue	$	**1,555,074**	**1,573,907**
Cost of Goods Sold		**2,143,464**	**2,016,635**
Gross Profit (Loss)		**(588,390)**	**(442,728)**
Operating Expenses			
General and Administrative	$	1,811,362	1,527,190
Marketing		1,189,554	2,449,621
Selling		1,027,746	1,122,234
Amortization Expense		311,880	311,879
Operating Lease Expense		52,434	52,434
Interest Expense		29,545	-
Research and Development		-	224,454
Total Operating Expenses		**4,422,521**	**5,687,812**
Total Loss from Operations		**(5,010,911)**	**(6,130,540)**
Other Income	$	**47,036**	**-**
Net Income (Loss)	**$**	**(4,963,875)**	**(6,130,540)**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

AIM BEVERAGES, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Retained earnings	
	# of Units	$ Amount	(Deficit)	Total Member's Equity
Beginning balance at 1/1/23	1,000	7,658,205	(3,367,405)	4,290,800
Contribution	-	5,060,000	-	5,060,000
Net income (loss)	-	-	(6,130,540)	(6,130,540)
Ending balance at 12/31/23	1,000	12,718,205	(9,497,945)	3,220,260
Contribution	-	4,290,705	-	4,290,705
Prior Period Adjustment	-	-	(518)	(518)
Net income (loss)	-	-	(4,963,875)	(4,963,875)
Ending balance at 12/31/24	1,000	17,008,910	(14,462,338)	2,546,572

See Accompanying Notes to these Unaudited Consolidated Financial Statements

AIM BEVERAGES, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(4,963,875)	(6,130,540)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		(518)	-
Amortization Expense		311,880	311,879
Decrease (Increase) in:			
Accounts Receivable		6,410	117,305
Inventory		266,947	(85,285)
Other Receivable - Liquidation		(411,749)	-
Due from Related Party		583,751	(2,688)
Right of Use Asset		47,437	46,336
Increase (Decrease) in:			
Accounts Payable		(141,046)	632,888
Accrued Expenses		74,318	3,352
Due to Related Party		(151,000)	22,000
Lease Liabilities		(45,248)	(42,673)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		541,181	1,003,114
Net Cash provided by (used in) Operating Activities		(4,422,694)	(5,127,426)
INVESTING ACTIVITIES		-	-
Net Cash provided by (used in) Investing Activities		-	-
FINANCING ACTIVITIES			
Proceeds from:			
Members Equity	$	4,290,705	5,060,000
Loans Payable - Member		40,000	20,000
Convertible Notes		250,000	-
Net Cash provided by (used in) Financing Activities		4,580,705	5,080,000
Cash at the beginning of period		29,288	76,714
Net Cash increase (decrease) for period		158,011	(47,426)
Cash at end of period		187,299	29,288

See Accompanying Notes to these Unaudited Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

AIM Beverages, LLC ("the Company") was formed in Florida on January 18, 2019. The Company specializes in beverage brands and products. Its proprietary Advanced Cellular Hydration (ACH) Technology creates water that is deeply hydrating at the skin and cellular level. The Company's headquarters is located in Boca Raton, Florida. The Company's customers are located in the United States.

The Company has a wholly-owned subsidiary, Jove Wellness LLC, which was organized on October 31, 2016. The operating agreement of the Company and its subsidiary was made and entered into as of May 22, 2019.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate more revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Jove Wellness LLC, a Florida entity formed on October 31, 2016. All significant intercompany transactions were eliminated.

Use of Estimates and Assumptions

In preparing these unaudited consolidated financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $29,288 and $187,299 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Billing is made upon order shipment, at which point the retailer is invoiced. All terms are 2%, 10 days or Net 30 days.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2023 and 2024, the Company does not deem an allowance necessary.

As of December 31, 2023 and 2024, the accounts receivable amounts to $90,042 and $83,632, respectively.

Inventory

Inventory consisted primarily of work-in-process and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 consisted of work-in-process at $299,647 and finished goods at $543,449. Inventory at December 31, 2024 consisted of work-in-process at $332,076 and finished goods at $244,073.

Intangible Assets

The Company holds a license to use intellectual property (IP) owned by or licensed through Altered Labs. This license is accounted for in accordance with International Accounting Standard (IAS) 38 – Intangible Assets. It is classified as an intangible asset with a finite useful life of thirteen (13) years. The carrying amount of the license was $3,059,047 and $2,747,167 as of December 31, 2023 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will recognize revenue at time when the finished product is shipped to the buyer. Once product ships, an invoice will be produced for agreed contractual terms for finished product. This will document the process of revenue recognition: (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

General and Administrative

General and administrative expenses consist of payroll, accounting, finance, tax, legal, business development, and other miscellaneous expenses and are charged to expenses as costs are incurred.

Marketing Costs

Marketing costs associated with advertising the Company's products and services are expensed as costs are incurred.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Florida. The Company has incurred cumulative losses for the past two years and has not recorded any current income tax expense for the years ended December 31, 2023 and 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2024, the Company's related parties, AIM Beverage Solutions and AIM Licensing, were dissolved. As a result of the dissolution, the Company recognized a total receivable balance of $411,749 as of December 31, 2024. This amount is presented in the statement of financial position under "Other Receivable – Liquidation" which represents the Company's share of proceeds from the disposal of assets and settlement of liabilities of the former related parties. The Company expects to fully recover this receivable within 2025.

Additionally, in 2024, the Company received a related party loan of $20,000 from its member, Cutting Edge Investments LLC. Further details of this transaction are disclosed in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On March 28, 2019, the Company entered into a lease agreement with CDR Federal, LLC. The total rented premises is approximately 2,548 square feet. The term and duration of the lease was for a total period of one hundred three (103) months commencing on May 1, 2019 and ending on November 30, 2027.

Shown below is the Company's lease liabilities as of December 31, 2024:

FASB ASC 842 Footnote

	Year Ending
Lease expense	2024-12
Operating lease expense	297,127
Total	297,127
Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	266,141
ROU assets obtained in exchange for new operating lease liabilities	401,636
Weighted-average remaining lease term in years for operating leases	2.92
Weighted-average discount rate for operating leases	2.52%
Maturity Analysis	Operating
2025-12	61,305
2026-12	63,144
2027-12	59,470
Total undiscounted cash flows	183,919
Less: present value discount	(6,489)
Total lease liabilities	177,430

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities consist of trade and other payables, lease liabilities, convertible notes and loans payable.

Convertible Notes - In February 2024, the Company entered into a convertible note agreement with Daniel Murphy to fund working capital and general corporate purposes amounting to $250,000. The interest on the notes is at 7.5% per annum and matures in February 2027. The interest would be payable in cash upon maturity of the Notes or an event of default and would be converted into equity upon a next round of financing or a significant transaction. The notes would automatically convert into equity securities upon closing of the first round of equity in the minimum amount of $10M. The note is subject to an 85% conversion discount.

Loan Payable - Member - The Company entered into loan agreements with its members for a total amount of $60,000 with a maturity date in 2025. The outstanding balance of this loan was at $20,000 and $60,000 as of December 31, 2023 and 2024, respectively.

Debt Summary

				For the Year Ended December 2023			For the Year Ended December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes	250,000	7.25%	2027	-	-	-	-	250,000	250,000
Loans Payable - Member	60,000	-	2025	20,000	-	20,000	60,000	-	60,000
Total				20,000	-	20,000	60,000	250,000	310,000

Debt Principal Maturities Subsequent to 2024	
Year	Amount
2025	20,000
2026	-
2027	250,000

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is shown below.

Member	Type	No. of Units	Percentage
Cutting Edge Investments, LLC	Class A	1,000	100%
Other members	Class P	150	100%
Total		1,150	

"Class A Member" means any Member holding Class A Units and any transferee of a Member with respect to one or more Class A Units who is admitted to the Company as a substitute Member pursuant to the terms of the Agreement.

"Class P Member" means any Member holding Class P Units and any transferee of a Class P Member with respect to one or more Class P Units executing the Agreement as a Class P Member, and any transferee of a Class P Member who is admitted to the Company as a substitute Class P Member pursuant to the terms of the Agreement. Class P units are granted to any person or persons in connection with the performance of services to or for the benefit of the Company.

All cash available for distribution shall be distributed by the Company to the Members in pro rata in accordance with their percentage interests, when distributions are made in accordance with the Agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 9, 2025, the date these financial statements were available to be issued.

In March 2025, the Company entered into a Third Amended and Restated LLC Operating Agreement, thereby enabling the Company to have 1,000,000 Class A units, 250,000 Class B units and 160,000 Class P units.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF JOVE WELLNESS BY AIM BEVERAGES LLC

Invest in Jove - The Science Backed Water You Can Commit To

Hi, we're Jovē — the functional water brand redefining hydration and turning it into something deeper — a hydrationship. With a clinically-shown formula, a growing presence in over 1,900 stores, and a leadership team behind some of the biggest beverage brands in the world, Jovē is positioned to play a significant role in the evolving bottled water market by becoming the water brand people actually commit to.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Jovē

$128,802.34 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

Get Equity
$14.18 Per Share

RAISED	INVESTORS
$128,802.34	26
MIN INVEST	**VALUATION**
$113.44	$19.99M

REASONS TO INVEST

- Market Opportunity: We believe the functional water category is surging, and Jovē is uniquely positioned with a footprint in 1,900+ locations already. Led by a team of industry veterans who helped launch billion dollar brands such as vitaminwater® and BODYARMOR®.

- Clinically Shown Differentiation: Millions invested in our patented, unique ACH Technology® which is clinically shown to enhance cellular hydration — we believe this is something no other water can claim.

- Award Winning Hydration: Jovē's unique, proprietary formula is garnering a lot of attention. Zenith Global awarded it Best Functional Water in 2023 and a finalist for Best Functional Water, Best Technology, Best PET and Best Brand Extension in 2024.

TEAM



Jerry Whitlock • Founder, President, Chairman of the Board

Founder of Whitlock Packaging, one of the largest manufacturers of non-carbonated A-brand products in North America. Jerry Whitlock was the first to produce aseptic packaging in the US, first to use nitrogen injection and PET. Sold to Refresco in 2016, now the world's largest independent Co-Packer for retailers and A-brands in Europe and North America.

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Tammy Hobbs • Chief Executive Officer, Manager

Tammy Hobbs has 22 years of manufacturing leadership and 20 years in multiple executive roles for Jerry Whitlock, the founder of Whitlock Packaging, Cutting Edge Beverages and Jove Wellness.
Ms. Hobbs was vice president and chief operating officer for Harrison Manufacturing, Inc, Harrison Steel, Inc and Harrison Farms. During her 22-year tenure with the company, she also held positions of COO, General Manager, Sales manager. Ms. Hobbs continues to support Jerry Whitlock's global creative vision and industry insight.

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Pete Slauer • Chief Operating Officer

With more than 30 years of success across the CPG, branding, consulting, food and beverage, and non-perishable goods industries, Pete has held leadership positions of increasing responsibility within Certified Management Group, DS Waters, Coca-Cola Enterprises, and Frito-Lay.
He is respected as a leader who builds stakeholder value through constructing and positioning organizations for accelerated growth.

Working closely with the founders and entrepreneurs of early-stage/startup companies has allowed Pete to apply his experience in building organizational capability across a broad array of businesses.

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Christiaan (Chris) Cronje • Acting CFO, Board of Advisors

Chris holds a CMA, an international certification in finance, accounting and strategic management and has successfully led multiple sales of beverage companies including that of Whitlock Packaging Corporation to The Refresco Group. He served as COO for the Cott Corporation's US Business unit and co-chairman of the Integration committee.

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Janeane Ardolino • Vice President Marketing

Growth-focused, visionary leader with expertise in innovative marketing and sales campaigns. Transformative marketer and sales strategist, helping brands make profound shifts. Influential communicator with strong negotiation and problem-solving skills.

Excels at regional/national marketing and sales programming, product development, launches, and partnerships. Key contributor in startup success stories. Spearheaded the development of sales and marketing objectives and comprehensive plans in close coordination with sales and marketing leadership teams.

Held leadership roles at BMG Entertainment, Def American Records, Glaceau, Coca-Cola, and Suja Juice.

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Eric Anderson • Vice President Sales & Distribution

Eric is a veteran in the CPG industry with over 27 years experience in sales, product/package commercialization, channel strategy, marketing and client management.
His responsibilities have continued to grow in both scope and responsibility working for organizations like Coca-Cola Enterprises/Refreshments, Red Bull, Novelis, Certified Management Group and Advantage Solutions.

Eric has proven to be a strategic sales leader and dynamic problem solver that thrives in challenging environments. His ability to work collaboratively with other leaders continues to benefit organizations, brands, clients and retailers.

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Barbara Hoard • Director Marketing, Events & Brand
Barbara has 20+ years of experience in leading creative and innovative marketing concepts, communications with emphasis on social media and consumer events. Barbara has strong consumer community skills. She has a wide range of executive leadership skills from creative, marketing operations, tradeshows and events with TCC, Twinlab, Office Depot.

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Schelly Towles • Director of Quality Control
With 23 years of experience, Schelly is a seasoned Director of Quality, proficient in the intricacies of the food and beverage industry. Her career has been marked by a steadfast dedication to excellence, evidenced by her expertise in Food Safety and Quality Management, Sensory Evaluation, Regulatory and Food & Beverage product research & development. She is committed to ensuring the highest standards of Food Quality and Safety, guided by her proficiency in the SQF Code and regulatory compliance.
Throughout her career, she has honed her skills in managing consumer products, leading teams with precision and care, and maintaining rigorous document control. Her strong operations and communication capabilities have been pivotal in driving successful outcomes and fostering collaborative environments.

Schelly is enthusiastic about leveraging her extensive knowledge and experience to continue making significant contributions to the food and beverage industry, always striving for innovation and quality.

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Steve Crouppen • Director of Sales
Steve has 20+ years of experience leading senior level sales with a track record of establishing new distribution and growing sales to exceed Revenue, Profit and Budget objectives. Steve develops strong relationships with Distributors, Customers and Vendors creating strategies for mutual success.
Steve has strong operations skills in order process, inventory management and all freight transportation. Steve has been part of our founder, Jerry Whitlock's team, as Director of Sales for Whitlock Packaging, CEBEV, brand Juice Bowl and Private Label. Prior to Whitlock he was Director of Business Development at Purity Wholesale.

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Six+One • Branding Team
Expert branding team behind the launch of vitaminwater®, BODYARMOR®, and Pirates Booty®, the same team that crafted Jovē's positioning and visual identity.
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Harold Honickman • Board of Advisors
Chairman of The Honickman Group, proprietors of soft drink bottling and distribution companies and one of the nation's largest privately owned bottling and distribution organizations. Harold received the Lifetime Achievement Award from Pepsi-Cola North America (PCNA).
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Gerry David • Board of Advisors
Gerry David brings over 43 years of experience in start-up, fast growth and turnaround. Mr. David was the recipient of a 2016 World CEO Award while leading Celsius Holdings. Recently, Celsius announced a long-term distribution agreement with PepsiCo which included a $550 million net cash investment.
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Scott Anderson • Board of Advisors
Scott is the CEO of Alliance Sales & Marketing, an organization of over 500 professionals focused on building consumer product brands nationwide. Alliance serves 425+ retailers across the U.S. within the CPG Industry.
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Chris Robert • Board of Advisors
As co-founder, director of development, financing and film production at RainMaker Films, Chris Robert has overseen several of the company's hit films, including the Academy Award winning film, DALLAS BUYERS CLUB, THE BIG WEDDING, TO CATCH A KILLER, and the Netflix hit STOWAWAY, He has just finished directing the upcoming film EXPECTATIONS for Panay Films (WEDDING CRASHERS), where Jovē shares the spotlight as the film's only product placement. Robert is a graduate of Villanova University. He is a regular contributor to equestrian research and the Rashad Jennings foundation.
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Allen Bosworth • Board of Advisors
Allen is Co-Founder of EP+CO, an award-winning integrated marketing firm with operations in South Carolina and New York. Clients include General Mills, Verizon, John Deere, Denny's , Calphalon, Chick-fil-A, Body Armor, Netflix, Betty Crocker. Allen is an Adjunct Professor for the University of North Carolina at Chapel Hill teaching classes in advertising creativity and marketing strategy.
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Neil Greenblum • Board of Advisors
After having been an Examiner in the USPTO, and working in Paris for a highly respected IP firm, Neil co-founded Greenblum and Bernstein, as a prosecution boutique. As the firm's reputation grew, his practice expanded to defending clients in District Court and ITC litigations in trade secret, patent and trademark matters throughout his entire career. Neil is an Adjunct Professor at the Centre d 'Etude pour la Propriete Industrielle in Strasbourg, France where he lectures on US patent litigation.
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Hal Kravitz • Board of Advisors
Hal Kravitz has been a member of the Celsius Holdings Board of Directors since 2016 and was appointed Lead Independent Director in 2021. Mr. Kravitz has served as President, Certified Management Group, a division of Advantage Solutions and Chief Executive Officer of AQUAhydrate, Inc., a company engaged in the manufacture, distribution, and marketing of premium bottled water. For over thirty (30) years prior to this, Mr. Kravitz served as an executive officer and in other management positions in various units of the Coca-Cola system including President of its acquired Glaceau Company, makers of Vitaminwater® and Smartwater®.
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Jim Trebilcock • Board of Advisors
As a Chief Concentrates and International Officer, Chief Commercial Officer, Chief Marketing Officer, General Manager, and a senior leader in sales, brand marketing, and product management, Jim has expanded the use of data insights to drive topline growth, better align talent with client needs, and negotiate mutually profitable client relationships. At Keurig Dr Pepper, Jim led the integration and transformation of the Canadian hot and cold beverage businesses, all while achieving record sales.
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THE PITCH

A Massive Market, Ready for Disruption

The U.S. bottled water market is valued at **$54.6 billion** and growing as consumers shift away from sugary drinks. But the biggest opportunities lie in **functional and premium waters**, where consumers are demanding **hydration with benefits**.

Jovē isn't just stepping into this space — we're rewriting the rules with our **deep, healthy hydrationship** positioning. We've turned hydration into a relationship — because the water you choose says a lot about you. People aren't just grabbing a bottle, they're choosing a partner — and Jovē is The Water That Gets You^{TM}.

Jovē is positioned to disrupt this massive market with **clinically studied hydration benefits*, a standout formula, and major retail partnerships already in place.** With the key elements in place, we believe Jovē is well-positioned for future growth. What we need now is the final push — and that's where you come in.

**These results are based on a single clinical trial. Individual results may vary, and this is not a guarantee of future performance or health outcomes.*


Current total US bottled water market is valued at
$54.6B
Jovē

Source

We Have Everything We Need - Except You

We're not a startup crossing our fingers. We believe Jovē has the ingredients for breakout success:

- **Nationwide retail partnerships** with Publix, Kroger, The Fresh Market, and more
- **Clinically shown*** to enhance cellular hydration and skin health
- **A leadership team** that's helped grow billion dollar beverage brands
- **A unique, sticky positioning:** Start a deep, healthy hydrationship with The Water That Gets You^{TM}

**These results are based on a single clinical trial. Individual results may vary, and this is not a guarantee of future performance or health outcomes.*

What we need now is the final push — the kind of push that could help a smart, proven product become a household name in water. That's where you come in.

The Functional Water Boom - And Our Place In It

Americans aren't just drinking more water — they're demanding water that does a whole lot more. The functional water segment in the US is projected to hit **$9.4 billion by 2032** (growing 75.8%) as consumers seek hydration that supports their **health, beauty, and performance goals.**

Jovē isn't chasing trends — we're way ahead of them, with:

- **Clinically shown* deep hydration** that works at the cellular level
- **A formula enhanced with Proprietary Liquid Silica** to support skin health and collagen production
- **Distribution in 1,900+ major stores** across the U.S. and growing
- **A sticky positioning** in one of the fastest growing beverage categories

**These results are based on a single clinical trial. Individual results may vary, and this is not a guarantee of future performance or health outcomes.*


Projected Functional Water Segment By
2032
2025
$5.2 bn

Source

Jovē vs. The Competition - What Makes Us Different


Typical Bottled Water
Other Functional Waters
Jovē
Clinically Proven Benefits
Advanced Cellular Hydration Technology
Supports Skin & Collagen Health
?

The Problem & Our Demonstrated Solution

The Problem

Most Waters Promise. Jovē Delivers.

Bottled water brands love to make health claims — but they rarely back them up. Consumers are left choosing between plain water or functional waters with vague promises and no real science.

Our Solution

Science-Backed Hydration That Works.

We developed patented ACH Technology® with millions of dollars in scientific research. Our investment allows us an exclusive license protected by granted and pending patent rights. We're one of the very rare water products with **clinically demonstrated*** **results for enhanced cellular hydration.** Plus our infusion of proprietary liquid silica has been shown to support collagen production and improve skin health.

**These results are based on a single clinical trial. Individual results may vary, and this is not a guarantee of future performance or health outcomes.*


Patented ACH Technology®
Jovē's ACH Technology® (Advanced Cellular Hydration) breaks down the large water molecule clusters, into smaller energized clusters allowing water to flow more easily into the cells.
CELL SURFACE

Link to Study

**Illustrative concept. Based on internal research and clinical study results. Not a representation of guaranteed outcomes.*


Purification is just the first step.
ACH Technology®
Purity
Essential Mineral
Energy
Jovē

> The clinical trial we conducted showed improved skin health and hydration, indicating that consuming Jovē water hydrated the body all the way through to the skin. There was a significant reduction in alkaline phosphatase, indicating improved liver function. Participants also reported improved physical energy and improved ability to focus.
>
> ***-Gitte Jensen, PhD***
> *Founder and Director of Research, NIS Labs*

**The above represents findings and are not health claims. Study conducted by independent third-party NIS Labs, which is not affiliated with AIM Beverages LLC. Results reflect a single trial and are not general health claims.*

With your investment, we plan to fuel our expansion and marketing to help make **Jovē the household name in functional water.***

**This statement reflects management's goals and is not a guarantee of future performance.*

Our Business Model

We generate revenue through multiple channels:


Retail Relationships
Publix
Kroger
Giant
ShopRite
The GIANT Company
FOOD CITY
Direct-to-consumer Sales:
amazon
Foodservice & Specialty Retailers
VITACOST
THE FRESH MARKET

The Market & Our Traction

The Market

The U.S. bottled water market is valued at **$54.6 billion** and continues to grow as consumers shift away from sugary drinks. The functional water segment, driven by demand for hydration with added health and beauty benefits, is **projected to reach** **$9.4 billion by 2032**, growing at 7.75% CAGR.


38%
of people are looking for drinks with health benefits

Source

We believe Jovē is aligned with early-stage trends in the fast-growing functional water category, with a unique formula that's **clinically shown* to enhance hydration** at the cellular level and support skin health. Combined with our bold brand positioning and growing footprint, we believe Jovē is positioned to become the brand consumers choose — and stick with.**

These results are based on a single clinical trial. Individual results may vary, and this is not a guarantee of future performance or health outcomes.

***This is a forward-looking statement based on management's current beliefs and does not guarantee future results.*

Traction


1900+


Jovē
DEEP HYDRATION


Jovē
Jovē


Jovē
Deep Hydration


Deep Hydration
for Skin and Cellular Health
Publix
Jovē
REVERB

Jovē is already proving that consumers want more than basic hydration — they want a water brand they can commit to. Here's how we're building that connection and momentum.

- **1,900+ store placements** across Publix, Kroger, The Fresh Market, Giant Foods, and more — showing strong retail acceptance and growing shelf presence.
- **53% of Amazon customers** who purchase Jovē come back to buy again, proving that consumers aren't just trying us — they're forming a real hydrationship with Jovē.
- **Award-winning: Best Functional Water** (2023) and 2024 finalist across 4 categories at the Zenith Global Water Drinks Awards.
- **Jovē outsold select larger brand alkaline waters** at Publix stores, based on unit sales velocity.*
- 6 Distribution partnerships with industry giants like **Alliance Sales & Marketing and Pro-Form Group.**
- **Expanding into new product formats (12oz recyclable cans)** to accommodate younger, environmentally conscious consumers.
- Much of our direct to consumer Amazon sales are happening in California, Texas, and New York — **demonstrating high demand in areas where we don t even have a small retail presence.** This proves we have a clear, data backed expansion path.

With every sip, Jovē shows early promise in redefining hydration — and we're just getting started.

**Based on internal analysis of retail sales data over a specific period. Past performance does not guarantee future results.*


Publix Unit
Sales Velocity
Jovē

Here's Why Investing in Jovē Makes Sense:

Most bottled waters are just... wet. Jovē is different. We're the water with benefits, clinically shown* to hydrate better thanks to our patented **ACH Technology® (Advanced Cellular Hydration).**

**These results are based on a single clinical trial. Individual results may vary, and this is not a guarantee of future performance or health outcomes.*

But it's not just about hydration — it's about connection. Our breakthrough hydrationship branding turns Jovē into more than a product — we're the partner you can count on to support your cells, your skin, and your overall glow up.


A great
hydrationship
is built on trust.
Winner: Best Functional Water
Zenith Global Drinks Awards
2023
Best Functional Water
Jovē Wellness
Jovē Deep Hydration
Alkaline Water

- **Clinically shown* to deliver hydration at the cellular level** and support skin health.
- **Invested millions in developing patented ACH Technology®** that makes every sip work harder for your body.
- **Large presence in major retailers,** with major expansion ahead.
- **Award-winning product,** recognized as Best Functional Water (2023) and a 2024 finalist across 4 categories.
- Led by a team with **billion dollar brand experience** — including new leadership and advisors who've helped build and scale some of the biggest names in beverages.
- **Omni Channel Strategy** with Flexibility to Scale: We're actively pursuing expansion across retail, e commerce, and emerging channels — powered by a hybrid route to market approach.
- **Investing in the Brand and the Story:** Our full funnel marketing strategy — including shopper activations, digital and influencer campaigns, and ambassador programs — makes sure Jovē shows up where consumers already live, work, work out, and play.

**These results are based on a single clinical trial. Individual results may vary, and this is not a guarantee of future performance or health outcomes.*

Loved the smoothness of this water. And, after drinking for a week, my skin looked amazing, and I felt rejuvenated. I highly recommend for total well-being. Packaging and size was great too!

Valerie, Verified Purchase

I bought Jovē for my granddaughter to take to her competitive cheer classes. I was hoping it might be super hydrating... She loves this water and I discovered I like the way it tastes and makes me feel too. I'll buy it again. We both think it's a great water.

Amazon Verified Purchase

Amazing water so clean and pure! Tastes so good! Highly recommend!!

Amazon Verified Purchase

**The above testimonials may not be representative of the opinions or the experiences of other customers and are not a guarantee of future performance or success.*



Own a stake in the future of hydration.
Invest in Jovē.
Jovē

ABOUT

HEADQUARTERS
2424 N Federal Hwy Suite 303
Boca Raton, FL 33431

WEBSITE
View Site

Hi, we're Jovē — the functional water brand redefining hydration and turning it into something deeper — a hydrationship. With a clinically-shown formula, a growing presence in over 1,900 stores, and a leadership team behind some of the biggest beverage brands in the world, Jovē is positioned to play a significant role in the evolving bottled water market by becoming the water brand people actually commit to.

TERMS

Jove Wellness by AIM Beverages LLC

Overview

PRICE PER SHARE
$14.18

VALUATION
$19.99M

DEADLINE
Aug. 22, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$113.44

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Class B Units

MIN NUMBER OF SHARES OFFERED
1,410

MAX NUMBER OF SHARES OFFERED
87,094

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$4,169,857	$4,816,521
Cash & Cash Equivalents	$187,299	$29,288
Accounts Receivable	$83,632	$90,042
Short-Term Debt	$1,253,478	$1,418,831
Long-Term Debt	$369,807	$177,430
Revenue & Sales	$1,555,074	$1,573,907
Costs of Goods Sold	$2,143,464	$2,016,635
Taxes Paid	$0	$0
Net Income	-$4,963,875	-$6,130,540

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Loyalty Bonus: All consumers will receive 5% bonus units.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus units

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus units

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus units

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus units

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus units

Flash Perk 1: Invest $2,500+ between Day 35 - 40 and receive 8% bonus units

Flash Perk 2: Invest $2,500+ between Day 60 - 65 and receive 6% bonus units

Amount-Based Perks

Jovē Builder: $500 investment - Receive one case of 1 Liter bottles+ 5% off online orders (via amazon) for 3 months.

Jovē Insider : $1,000 investment - Receive 2 cases (12 pack/24 1 Liter bottles) + 5% off online orders for 6 months+ 2% bonus units.

Jovē Partner: $5,000 investment - Receive a monthly shipment of 2 cases (12 pack/24 bottles total) of 1 Liter bottles for 3 months+ Free exclusive branded water bottle + 5% off online orders (via Amazon) for a year + 5% bonus units.

Jovē Luminary: $10,000 investment - Receive a shipment of 2 cases (12 pack/24 bottles total) of 1 Liter bottles for 6 months + Exclusive branded swag + 10% off on online orders (via Amazon) for one year + 10% bonus units.

Jovē Quantum: $25,000 investment - One year supply (12 crates a year) of 1 Liter bottles+ Special thanks on our website + 15% off online orders (via Amazon) for one year + 15% bonus units.

Jovē One: $50,000 investment - Lifetime supply (one case per month)+ Featured on 'Thank You' page of our website with a profile highlight+ Exclusive branded swag + Exclusive branded swag +Founder event with our team + 20% off online orders via Amazon + 20% bonus units.

*Amazon orders are sent to the investors address within the USA. Address changes will need to come in a formal email or communication to the company.

*A lifetime supply is provided for as long as the product is offered and maintained by the company. We reserve the right to discontinue or modify the product at any time, for any reason, including but not limited to economic changes, business decisions, or other unforeseen circumstances.

*Exclusive branded swag is valued at $50 to $100

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus units perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AIM Beverages LLC will offer 10% additional bonus units for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Units at $14.18 / unit, you will receive 110 units of Class B Units, meaning you'll own 110 units for $1,418. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

ALL UPDATES

05.29.25

Over $124K raised! Thanks for your support.

We're feeling the love 💧

Thanks to you, we've officially passed $124,000 raised* on StartEngine and we're just getting started.


$124,000
Raised on StartEngine

This isn't just about dollars, it's about building something truly different in the hydration world. Jovē is on a mission to bring our unique functional water formula to the people.

Thank you for joining us and if you haven't: there's no time like the present.

Own a piece of an explosive brand with:

- A leadership team with a track record at vitaminwater® and BODYARMOR® We're also proud to announce two new board members, Jim Trebilcock and Hal Kravitz with valuable industry experience.
- Our proprietary liquid silica that has been clinically shown to enhance collagen production and improve skin health.
- Patented ACH Technology®, clinically shown to support skin health and cellular hydration**

We're building a brand that's not just functional—it's personal. And we hope you'll be part of our story.

Let's keep keep our foot on the gas.

Get a Piece of Jovē

*The amount raised may include insider investments, which may go toward meeting the minimum offering amount.

**These results are based on a single clinical trial. Individual results may vary, and this is not a guarantee of future performance or health outcomes.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.23.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Jovē Wellness by AIM Beverages LLC offering. Here's an excerpt describing the specifics of the change:

---

1. Replaced CEO-certified financials with CPA-reviewed financials for 2023 and 2024, including corrected net losses of $6.13M and $4.96M, respectively, to align with new financial statements. 2. Clarified related party transactions to disclose two dissolved affiliates and a member loan, consistent with reviewed financials. 3. Updated indebtedness to reflect reduced Headway Capital loan balance and clarify repayment terms. 4. Revised capital resources to reflect updated cash balances and available credit under an existing line of credit. 5. Added details on licensed IP, including exclusivity and royalty-free terms. 6. Added standard disclaimers for clinical references, forward-looking statements, product sales data, and customer testimonials. 7. Reduced the Minimum Amount to $20,000, increased the Maximum Amount to $1,235,000, and updated the use of proceeds accordingly. 8. Extended offering end date to 8/21/2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

05.20.25

Jovē Drinkers Are In A Full-Blown Hydrationship

At Jovē, we believe our award-winning*, unique, patented formula sparks what we like to call, hydrationships – deep, loyal, long-term love of better hydration. 💧

Just take a look at the reviews:

“I can feel the difference with Jovē.”

“My skin is glowing.”

“This is the first water I’ve ever craved.”


“Loved the smoothness of this water. And, after drinking for a week, my skin looked amazing, and I felt rejuvenated. I highly recommend for total well-being. Packaging and size was great too!”
Valerie, Verified Purchase
“Amazing water so clean and pure! Tastes so good! Highly recommend!!”
Amazon Verified Purchase
“I bought Jovē for my granddaughter to take to her competitive cheer classes. I was hoping it might be super hydrating... She loves this water and I discovered I like the way it tastes and makes me feel too. I'll buy it again. We both think it's a great water.”
Amazon Verified Purchase

We launched The Water That Gets You™ campaign with one goal: to show people the potential benefits of our water. Backed by our patented ACH Technology®, Jovē supports cellular hydration and healthy skin from the inside out**.

And we are seeing positive signs with presence in 1,900+ stores, positive customer feedback, and a growing community of investors.

Because this isn’t just water. It’s The Water That Gets You.™

Let’s keep up this momentum.

Get a Piece of Jovē

*youtube.com/watch?v=A11z3-4Kags

**Supporting documentation

These testimonials may not be representative of the experiences of all customers and are not a guarantee of future performance or success.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.07.25

Jovē: Official Water of Friends in Low Places

Jovē, the award-winning functional water, is bringing its ACH Technology® to country music fans as the official water partner of Friends in Low Places, a Nashville honky tonk. "We are so excited for this collaboration and honored to be part of the vision for Friends in Low Places," said Tammy Hobbs, Jovē CEO. "Our global award-winning technology sets Jovē apart, providing not only superior hydration but also promoting overall wellness."


FRIENDS
IN LOW PLACES
g
Jovē
THE PARTY STARTS
3.7.2024
411 BROADWAY

Proudly sourced and bottled in the U.S and known for its unique taste and Deep Hydration®, these 100% recyclable, custom Jovē cans will keep fans hydrated and energized as they dance the night away in Music City. With Friends in Low Place's legendary energy and Jovē's cellular hydration, it's a natural fit. From the stage to the bar, this hydrationship puts Jovē on tap and on top.

Invest in Jovē

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.02.25

Clinical Study Shows Jovē Improves Skin Health

A clinical study suggests that Jovē may provide hydration benefits that extend beyond the surface*. The study suggests that Jovē's patented ACH Technology® may support cellular hydration, at a cellular level creating what we like to call, a long-lasting hydrationship.

Unlike ordinary water, Jovē has a unique formulation of ultra-purified, pH-balanced water infused with essential electrolytes and proprietary liquid silica to support skin health and collagen production. Proudly sourced and bottled in the U.S.


CELL SURFACE
Patented ACH Technology®
Breaks down the large water molecule clusters, into smaller energized clusters.
Water flows more easily into the cells.

"The clinical trial we conducted showed improved skin health and hydration, indicating that consuming Jovē water hydrated the body all the way through to the skin. There was a significant reduction in alkaline phosphatase, indicating improved liver function. Participants also reported improved physical energy and improved ability to focus."

- Gitte Jensen, PhD

Founder and Director of Research, NIS Labs

Jovē hydrates with purpose. Proven by science.

Invest in Jovē

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

*The clinical trial suggested potential improvements in skin health and hydration with Jovē consumption. The trial observed a reduction in alkaline phosphatase and participants reported feeling more energetic and focused.

04.28.25

Jovē Expands Into Environmentally-Friendly Cans

Jovē is going deeper—into cans. Proudly sourced and bottled in the U.S. our cans are fully printed, recyclable, ready to hydrate.

Starting in April, our first retailer, Giant, will carry Jovē's new 12oz. cans. We aim to bring our signature Deep Hydration® to even more people. We're also expanding our offering on Amazon, making it easier than ever to start a real hydrationship. We believe our hydrationship offers benefits for consumers looking for environmentally conscious options.

This move is especially exciting for our direct-to-consumer (D2C) markets, like California, where environmentally conscious consumers are looking for water that gets them—hydration that works with their bodies and their values.


STILL · ALKALINE pH 9.5+
Jovē
DEEP HYDRATION
Coming Soon
amazon
Giant

Jovē isn't just a water brand. It's a committed hydrationship. And now, it comes in a can. More to come soon!

Invest in Jovē

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.24.25

Jovē Is Built For The Functional Water Boom

The functional water segment is exploding, projected to reach **$9.4 billion** by 2032 in just the U.S. alone. Consumers aren't just grabbing any water off the shelf—they want hydration that actually does something. Nearly one in three bottled water drinkers are willing to pay more for added benefits, proving that function is the future.

Jovē isn't just another bottled water—it's designed with a focus on scientific research and market demand. Proudly sourced and bottled in the U.S., we have spent millions on our patented, deep hydration formula. It's clinically shown to enhance cellular hydration.* And as more people look for water that understands their bodies and their lifestyles, Jovē is perfectly positioned to lead.


INVEST IN
Jovē
Own a stake in the future of hydration.
Jovē

The shift is happening now. People are rethinking their relationship with water, and Jovē is meeting them where they are. This isn't about following a trend—it's about positioning ourselves for future growth in the hydration world.

If you see what we see—where this market is heading, what Jovē is building—now's the time to get in.

Invest in Jovē

*Clinical trials represent findings and are not health claims.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Jovē Builder

$500 investment - Receive one case of 1 Liter bottles+ 5% off online orders (via amazon) for 3 months.

Select

$1,000

Jovē Insider

$1,000 investment - Receive 2 cases (12 pack/24 1 Liter bottles) + 5% off online orders for 6 months+ 2% bonus units.

Select

$5,000

Jovē Partner

$5,000 investment - Receive a monthly shipment of 2 cases (12 pack/24 bottles total) of 1 Liter bottles for 3 months+ Free exclusive branded water bottle + 5% off online orders (via Amazon) for a year + 5% bonus units.

Select

$10,000

Jovē Luminary

$10,000 investment - Receive a shipment of 2 cases (12 pack/24 bottles total) of 1 Liter bottles for 6 months + Exclusive branded swag + 10% off on online orders (via Amazon) for one year + 10% bonus units.

Select

$25,000

Jovē Quantum

$25,000 investment - One year supply (12 crates a year) of 1 Liter bottles+ Special thanks on our website + 15% off online orders (via Amazon) for one year + 15% bonus units.

Select

$50,000

Jovē One

$50,000 investment - Lifetime supply (one case per month)+ Featured on 'Thank You' page of our website with a profile highlight+ Exclusive branded swag + Exclusive branded swag +Founder event with our team + 20% off online orders via Amazon + 20% bonus units.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

RM

Robert Marino
2 days ago

Will there be any plan down the pipeline to test out the wellness market in terms of flavored water, protein beverages/supplements or even energy drinks to broaden the companies outreach?

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0 0

MB

Michael Bartow
6 days ago

Was wondering have you been contacted by the major soda brand companies yet about selling your business to them or are you looking to get a foot hold first and hopefully keep your business independent from them. I'm looking to invest but wanna know if you are looking to down the line of either keeping your independence or join a major manufacturer like coke, pepsi, Dr Pepper/keureg

Show less

1 0

TH

Tammy Hobbs
Jove Wellness by AIM Beverages LLC • 3 days ago

Michael, thank you for your interest in Jove! While we are open to the possibility of a major strategic partner acquiring Jovē®—we would seek alignment with the best interests of all investors—our immediate focus is on securing the right distribution and production partnerships to scale effectively, along with ongoing new retail partners. We remain committed to fulfilling our founder's mission of bringing the functional benefits of Jovē® to as many people as possible and welcome discussions with strategic partners who share that vision.

Show less

0

JI

Jerry Irwin
21 days ago

Here's something you may want to look into: how about some synergy with TimePlast; if your plastic bottles are made from their technology, they will have enormous appeal to anyone who's environmentally conscious and further widen your "moat" against your competitors P.S. I just joined the waitlist

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1 0

TH

Tammy Hobbs
Jove Wellness by AIM Beverages LLC • 20 days ago

Thank you for joining the waitlist! We're excited to hear that you're interested in our brand, and we'd love the opportunity to learn about this technology. Looking forward to staying connected.

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0

WC

W Kim Colich
a month ago

Hi, Can you please elaborate a bit on your IP Portfolio? Thanks. Blessings
Show less

1 0

TH

Tammy Hobbs
Jove Wellness by AIM Beverages LLC • a month ago

Hi Kim. Thank you for your question and interest in Jove! AIM Beverages has an exclusive position based upon being the exclusive licensee of patent and patent application rights in the US (and foreign countries). AIM Beverages has fought to obtain these valuable rights and has control over the prosecution of the patent applications which cover its products. Tammy Hobbs, CEO
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0

Show More Comments

HOW INVESTING WORKS

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

AIM BEVERAGES, LLC

DATED EFFECTIVE AS OF MARCH 12, 2025

THE LIMITED LIABILITY COMPANY UNITS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS, IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED IN THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AND MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER DESCRIBED IN THIS AGREEMENT.

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
AIM BEVERAGES, LLC

This Third Amended and Restated Limited Liability Company Operating Agreement (this "Agreement") of AIM Beverages, LLC, a Florida limited liability company (the "Company") is entered into and effective as of March 12, 2025 (the "Effective Date"), by and between the Members identified in Exhibit A. Except to the extent otherwise indicated herein, capitalized words and phrases in this Agreement have the meanings set forth in Exhibit B.

BACKGROUND

A. The Company was formed for the purposes of to test, develop and commercialize patented products and technology of its Members or others into ready-to-drink beverage (non-alcoholic) products to consumers in a commercially viable manner in the United States with global expansion potential if agreed projections and objectives are met and to engage in any lawful activities for which a limited liability company may be organized under the Act, hereinafter defined. The Articles of Organization of the Company (the "Articles") were filed with the Florida Department of State, Division of Corporations, on January 18, 2019.

B. Prior to the Effective Date, the Company was governed pursuant to and in accordance with that certain Second Amended and Restated Limited Liability Company Operating Agreement dated as of January 24, 2024, as amended (the "Prior Agreement").

C. The Members of the Company desire to enter into this Agreement to amend, restate, and replace the Prior Agreement, to provide for the ownership, management, operations and governance of the Company, and to set forth their respective rights and obligations with respect to the Company.

In consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each Member, intending to be legally bound, the Members agree to the terms contained in this Agreement.

SECTION 1
GENERAL PROVISIONS

1.1 Formation; General Terms. The Company was formed on the date the Company's Articles were filed with the Florida Department of State, Division of Corporations. The rights and liabilities of all Members shall be as provided under this Agreement and the Florida Revised Limited Liability Company Act (Florida Statutes, Chapter 605, as amended) (the "Act"). If any provision of this Agreement conflicts with the Act, the provisions of this Agreement shall prevail as against any Member, any Manager, and any transferee of a Member's Interest. To the extent permitted by applicable law, the provisions of this Agreement shall override the provisions of the Act in the event of any inconsistency or contradiction between this Agreement and the Act. In order to maintain the Company as a limited liability company under the Act, the Managers shall, from time to time, take appropriate lawful action, including the preparation and filing of any amendments to the Articles and assumed name certificates, documents, instruments, and publications as may be required or desirable by the Members. This Agreement amends and restates the Prior Agreement in its entirety.

1.2 Name. The name of the Company is AIM Beverages, LLC, or any other name as may be determined by the Voting Members, by Majority Vote.

1.3 Registered Agent; Registered Office. The Company's registered agent and registered office are stated in the Articles. The Company's corporate office shall be located at 2424 N. Federal

Highway, Suite 303, Boca Raton FL. The Voting Members may, by Majority Vote, name a different registered agent or registered office or corporate office from time to time.

1.4 Purposes of Company. The Company's principal business purposes are set forth on the first page of this Agreement and the Company may take any acts in furtherance of such purpose and any and all acts otherwise permitted of a Florida limited liability company as the Voting Members may, by Majority Vote, from time to time determine and agree.

1.5 Members; Percentage Interests. The Members, Capital Contributions, number and type of Units, and their Percentage Interests in the Company are set forth in Exhibit A. All references in this Agreement to Exhibit A are references to Exhibit A as may be amended from time to time in accordance with this Agreement.

(a) Classes of Units. Initially, the Units shall be comprised of three (3) classes: one designated the Class A Units, one designated the Class B Units and one designated the Class P Units, and the aggregate Units in the Company shall be divided into such number of Class A Units, Class B Units and Class P Units as may be issued and outstanding at the time.

(b) Class P Units Received for Services.

(i) The Company has authorized a total 160,000 Class P Units, which the Voting Members have previously and may from time to time hereafter, by Majority Vote, grant to any Person or Persons in connection with the performance of services to or for the benefit of the Company. The grant of any such Class P Units to any Person may be subject to certain vesting requirements, repurchase rights, forfeiture, Participation Thresholds (as such term is hereinafter defined), and other conditions, as set forth in the grant agreement therefor (each, a "Grant Agreement").

(ii) In connection with the grant of Class P Units to a Person in connection with the performance of services to or for the benefit of the Company, except to the extent otherwise required by applicable law: (A) the Person shall be treated as receiving the Profits Interest on the date of grant; (B) the Person shall take into account the distributive share of Company income, gain, loss, deduction, and credit associated with such Profits Interest for the entire period during which the Person has such Profits Interest; and (C) upon the grant of the Profits Interest, neither the Company nor any Member may deduct any amount (as wages, compensation, or otherwise) for the fair market value of such Profits Interest.

(iii) If Treasury Regulations or other rules similar to Proposed Treasury Regulations Section 1.83-3(l)(1)(ii) or the safe harbor set forth in the Revenue Procedure contained in Notice 2005-43 are promulgated, with respect to each grant of a Profits Interest for services: (A) the Company is authorized and directed to elect the safe harbor under which the fair market value of the Profits Interest is treated as being equal to its liquidation value; and (B) the Company and each Member (including the Person to whom the Profits Interest is granted) agrees to comply with all requirements of the safe harbor with respect to all Profits Interests granted in connection with the performance of services.

(iv) The Manager may, from time to time and at any time, amend this Agreement to the extent the Manager determines is reasonably necessary to comply with the aforementioned regulations as they may be finalized or amended, so that to the extent possible the receipt of a Profits Interest is not taxable to the service provider, including provisions relating to the use of liquidation values to value a Profits Interest.

(v) Participation Threshold. On the date of each grant of Class P Units, the Manager shall establish, and the Grant Agreement with respect thereto shall set forth, an initial Participation Threshold, with respect to the Class P Units granted thereunder on such date. Unless the Voting Members, by Majority Vote, otherwise determine, each Class P Unit's Participation Threshold shall be adjusted after the grant of such Class P Unit in the following manner:

(1) in the event of any Capital Contribution made with respect to the outstanding Class A Units, the Participation Threshold of each Class P Unit outstanding at the time of such Capital Contribution shall be increased by the amount contributed per each Class A Unit then outstanding;

(2) if the Company at any time subdivides (by any Unit split or otherwise) the Units into a greater number of Units, the Participation Threshold of each Class P Unit outstanding immediately prior to such subdivision shall be proportionately reduced, and if the Company at any time combines (by reverse Unit split or otherwise) the Units into a smaller number of Units, the Participation Threshold of each Class P Unit outstanding immediately prior to such combination shall be proportionately increased; and

(3) no adjustment to any Participation Threshold shall be made in connection with (x) any redemption or repurchase by the Company or any Member of any Units or (y) any Capital Contribution by any Member in exchange for newly issued Units.

The Participation Thresholds applicable to outstanding Class P Units shall be set forth on the books and records of the Company, and such books and records shall be amended by the Manager (without the approval of consent of any other Person) from time to time as necessary to reflect any adjustments to the Participation Thresholds of outstanding Class P Units required pursuant to this Section 1.5.

1.6 Commencement and Term. The term of the Company commenced on January 18, 2019, and shall continue until the Company is dissolved or merged and its business and assets liquidated in accordance with the provisions of Section 8.

1.7 Legal Title to Company Assets. All real, intellectual, and personal property owned by the Company shall be held by the Company or one or more Subsidiaries of the Company (of which none exist as at the date hereof) and in the manner determined by the Voting Members to be in the best interests of the Company. No Member shall have any ownership rights in the Company's property in the Member's individual name. Each Member's Interest in the Company shall be personal property.

1.8 Representations, Warranties, and Covenants. Each Member represents and warrants to, and covenants with, each other Member with respect to the respective matters contained in Exhibit C attached to this Agreement and incorporated herein by this reference.

1.9 Liability of Members and Managers. No Member or Manager shall be liable for any debts, losses, or liabilities of the Company merely by reason of being a Member or Manager.

SECTION 2
CAPITAL CONTRIBUTIONS AND ADDITIONAL CONTRIBUTIONS

2.1 Initial Capital Contributions. Each of the Members have previously delivered Capital Contributions to the Company as specified in Exhibit A or as otherwise stated in the Company's books and records.

2.2 Company Loans. In the event the Voting Members, by Majority Vote, determine that additional funds are needed, the Manager shall request such funds from the Members in the form of a Member loan to the Company as set forth in this Section 2.2, or a third-party loan, or any combination thereof. All loans, whether from any Member, any of their Affiliates, or any third party, shall be repayable in accordance with their terms prior to any distributions to the Members.

2.3 Additional Capital Contributions. Unless approved by the Voting Members, by Majority Vote, the Members shall not be required or permitted to make additional Capital Contributions to the Company. The Class P Members shall not be required or permitted to make any Capital Contributions to the Company.

2.4 Issuance of Additional Units / Preemptive Rights.

(a) With a Majority Vote of the Voting Members, the Company may raise additional funds by selling or issuing to existing Members or other Persons who will then be admitted as additional Members: (i) Units in exchange for property, cash, or services (including other classes or series of Units having different rights), (ii) obligations, evidences of indebtedness, or other securities or interests convertible or exchangeable into Units, and (iii) warrants, options, or other rights to purchase or otherwise acquire Units.

(b) In connection with any issuance or sale of additional Units or other interests in the Company, the acquiring Person shall, in exchange for such Units or other interests, make Capital Contributions to the Company in an amount and under terms and conditions determined by a Majority Vote of the Voting Members, which Capital Contributions, terms, or conditions may differ from the Capital Contributions, terms, and conditions relating to Units previously sold or issued. By way of illustration, and without limitation, additional Units may be sold at a price per additional Unit less than the price per Unit at which Units were previously sold.

(c) In connection with any issuance or sale of additional Units or other interests in the Company, a Majority Vote of the Voting Members shall amend this Agreement as necessary to reflect such additional issuances (including the number, series, and class of Units, and Capital Contributions of the acquiring Person), and shall have the power to make any other amendments to this Agreement (including, without limitation, amending the provisions related to distributions and allocations of Profits and Losses) as a Majority Vote of the Voting Members deem necessary to authorize any such Units or other securities, provide for the relative rights, powers, preferences, duties, liabilities, and obligations of such Units, or otherwise reflect or provide for such additional issuances.

(d) Upon the acquisition of any Units or other interests in the Company by a Person who is not a Member, such Person shall execute and deliver a joinder to this Agreement and, subject to compliance with all of the terms of this Agreement, such Person shall become a Member hereunder and shall be listed as a Member on Exhibit A, together with such Member's address, number, and class of Units and amount of Capital Contributions.

(e) Each Class A Member shall have preemptive rights to purchase such percentage of the securities sold or issued pursuant to this Section 2.4 ("New Securities"), equal to their Percentage Interest, under the same terms and conditions and for the same consideration as such New Securities are offered or sold to any other Person as set forth in a written notice ("Issuance Notice") provided by the Company to the Voting Members as follows:

(i) Within fifteen days (15) days after delivery of the Issuance Notice, each Class A Member shall deliver to the Company a written notice of an election ("Election Notice") to purchase the New Securities in the manner set forth in this Section 2.4. If any Class A Member shall fail to deliver an Election Notice prior to the expiration of the fifteen (15) day period, such failure shall be regarded as a rejection of its rights to participate in the purchase of the New Securities. At the expiration of such fifteen (15) day period, the Company shall promptly notify each Class A Member that elects to purchase or acquire all the New Securities available to it (each, a "Fully-Exercising Member") of any other Class A Member's failure or decision not to elect to purchase any New Securities. During the ten (10) day period commencing after the receipt of such notice given by the Company, each Fully-Exercising Member may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of New Securities specified above, up to that portion of the New Securities for which the Class A Members were entitled to subscribe, but that were not subscribed for by the Class A Members, that is equal to their Membership Percentage in the Company prior to giving effect to the issuance of the New Securities.

(ii) If all New Securities referred to in the Issuance Notice are not elected to be purchased or acquired as provided in this Section 2.4, the Company shall, during the following ninety (90) day period, offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Issuance Notice. If the Company does not so enter into an agreement for the sale of the New Securities referred to in the Issuance Notice which were not elected to be purchased or acquired within such period, or if such agreement is not consummated within sixty (60) days after the execution thereof, the right provided in this Section 2.4 shall be deemed to be revived and all of the New Securities referred to in the Issuance Notice which were not elected to be purchased or acquired as provided in this Section 2.4 shall not be offered unless first reoffered to the Class A Members in accordance with this Section 2.4.

(f) The preemptive rights established herein shall not apply to: (1) any equity securities issued to employees of the Company pursuant to any employee benefit or employee incentive compensation plans approved by the Company, or upon the exercise of such securities, (2) any initial public offering of Company securities, (3) any securities issued pursuant to any split, unit dividend, or recapitalization of the Company without the receipt of consideration by the Company, or (4) any sale of a controlling or majority interest in the Company.

2.5 Guaranties. No Member or any Affiliate of a Member is required to provide a guaranty or other credit enhancement on behalf of the Company to any lender.

SECTION 3
CAPITAL ACCOUNTS AND ALLOCATIONS

3.1 Capital Accounts, Allocations and Tax and Accounting Matters. The provisions of this Agreement relating to maintenance of Capital Accounts and allocations of taxable income and loss (and associated items) of the Company, as computed for book purposes to Members are described in Exhibit D.

SECTION 4
DISTRIBUTIONS AND LOAN REPAYMENTS

4.1 Timing of Distributions. Distributions shall be made as follows: (a) Cash Available for Distribution constituting Capital Proceeds shall be distributed at the times and in the amounts that the Voting Members, by Majority Vote, may determine after the date of the event giving rise to the Capital Proceeds, and (b) Cash Available for Distribution not constituting Capital Proceeds shall be distributed at the times, no less than quarterly, and in the amounts that the Voting Members, by Majority Vote, may determine, subject to the Company having sufficient Cash Available for Distribution. There is no guarantee as to the timing or existence of any distributions to any Member.

4.2 Distributions. All Cash Available for Distribution shall be distributed (including all amounts that constitute Capital Proceeds or that are received in connection with the liquidation of the

Company, but excluding Tax Distributions) by the Company to the Members in the following order and priority:

(a) First, to the Class A Members and Class B Members, on a pro rata basis in proportion to their then current Percentage Interests, until the amount of each Class A Member's Class A Unreturned Capital has been reduced to zero and the amount of each Class B Member's Class B Unreturned Capital has been reduced to zero; and

(b) Thereafter, the balance, if any, to the Members, *pro rata*, in accordance with their respective Percentage Interests.

With respect to each Class P Unit, until such time as such Class P Unit has fully vested and the Participation Threshold with respect thereto has been so exceeded, in each case pursuant to the Grant Agreement therefor, the distributions to be made to the Members under Section 4.2(b) shall be determined by assuming that such Class P Unit is not outstanding. Notwithstanding the foregoing provisions of this Section 4.2, but without limiting the generality of the immediately preceding sentence, each Class P Member (i) shall only be entitled to distributions with respect to the Class P Units held by such Class P Member which, as of the time such distribution is made, have fully vested in accordance with terms and conditions set forth in the Grant Agreement therefor; and (ii) shall not be entitled to any distributions with respect to the Class P Units held by such Class P Member until the Participation Threshold set forth in such Class P Member's Grant Agreement therefor has been exceeded.

4.3 Source of Distributions. Except as provided in this Agreement, each Member shall look solely to the Company and its assets for the return of its Capital Contributions and its share of distributions and shall have no recourse upon dissolution or otherwise against the Company, the Members, the Manager, or any liquidator, except for instances of fraudulent acts (as determined by a court of competent jurisdiction). No holder of an Interest in the Company shall have any right to receive any distributions except as provided in this Agreement or any right to demand or receive property other than cash upon dissolution and liquidation/termination of the Company, solely to the extent available.

4.4 Limitations on Distributions. Notwithstanding anything contained herein to the contrary, the Company shall not make a distribution to a Member on account of its Interest in the Company if that distribution would violate the Act. Notwithstanding anything contained herein to the contrary, but without limiting the generality of the foregoing provision of this Section 4.4, any distributions to the holders of Class P Units pursuant to this Section 4 shall be adjusted by the Manager as necessary to ensure that the Class P Units are treated as Profits Interests for federal income tax purposes.

4.5 Tax Distributions. If the Members expect that the distributions to the Members under Section 4.2 for the Fiscal Year will not cover each Member's federal and state taxes on its share of the Company's taxable income for the Fiscal Year, then the Members will endeavor to make distributions under this Section 4.5 to the Members in accordance with their Percentage Interests, but only to the extent the Company has sufficient Cash Available for Distribution, as the Members may determine ("Tax Distributions"). The Tax Distributions shall equal the amount of cash the Members deem necessary to enable each Member to pay its federal and state taxes on its share of the Company's taxable income for the Fiscal Year based on the highest federal and state individual income tax rate for the Fiscal Year, taking into account the other distributions the Members have made and expect the Company to make (exclusive of Tax Distributions) during the Fiscal Year. If the Company has sufficient Net Cash, then the Members may make the Tax Distributions on a quarterly basis to enable the Members to make their quarterly state and federal estimated tax payments. The Members shall endeavor to cause the Company to make Tax Distributions no later than March 10 following the Fiscal Year to which the Tax Distribution relates.

SECTION 5
MANAGEMENT; POWERS OF MANAGER; MEETINGS

5.1 Management by Managers; Designation of Manager.

(a) The Company shall be manager managed by one (1) Manager, who shall be appointed by the Voting Members, by Majority Vote (the "Manager"). A Manager may be a Member but shall not be required to be a Member. The current Manager is Tammy Hobbs.

(b) Each Manager will serve until his or her death, incapacity/inability to act in management capacity lasting longer than two (2) weeks, or withdrawal. A Manager may resign at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of that written notice or at such later time as shall be specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. A Manager may be removed at any time, without cause, by the Voting Members, by Majority Vote. Any such removal shall be effective upon notice by the Member to the other Member and the Manager.

(c) Upon a resignation of a Manager, the death or incapacity of a Manager, or the removal of the Manager, the vacancy shall be filled by the Voting Members, by Majority Vote. The appointment of a replacement Manager shall be effective upon the Voting Members, by Majority Vote, and notice to all Members. In the event of the removal of a Manager, the Voting Members shall appoint a replacement Manager as soon as reasonably possible, and in the interim the Voting Members shall jointly manage the Company.

5.2 General Authority of Managers. Except for those actions that require the approval of the Voting Members, the powers of the Company shall be exercised exclusively by, and under the authority of, and the business and affairs of the Company shall exclusively be managed under the direction of the Manager. Except to the extent expressly provided herein to the contrary, the Manager shall have full, complete, and exclusive authority, power and discretion to manage and control the business, property, and affairs of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business, property, and affairs. The Manager may execute any document on behalf of the Company or otherwise bind the Company.

5.3 Additional Members. The admission of any additional or new Members to the Company shall require the approval of the Voting Members, by Majority Vote.

5.4 Indemnification and Limitation of Liability.

(a) Except as stated in this Section 5.4, the Company shall indemnify and hold harmless each Member and each Manager and its respective officers, directors, partners, members, employees and agents (each, a "Covered Person") from and against any obligations, damages, penalties, actions, judgments, suits, expenses, disbursements, losses, costs (including reasonable attorneys' and paralegal's fees and court costs) or liabilities ("Damages") of any kind or nature whatsoever that may be imposed upon, incurred or asserted against a Covered Person (except to the extent the Damages are reimbursed to the Member or Manager or its Affiliates by insurance proceeds or under indemnities from third parties) in connection with, due to, or arising out of, any act performed or omitted by it under this Agreement, unless those Damages are attributable to the Covered Person's (or its Affiliate's) fraud, bad faith, gross negligence, misappropriation, willful or intentional misconduct, knowing violation of law, improper personal benefits, or breach of a material provision of this Agreement.

(b) To the greatest extent permitted by the Act, no Member or Manager shall have any liability to the Company or to any Member for any loss or expense incurred by reason of its or his acts or omissions (other than a breach of the terms of this Agreement or the breach of the terms of any other agreement between such Member or Manager and the Company or the other Member), whether alleged to be based upon errors in judgment, or negligence. No Manager shall be liable to the Company, any Member or any other party for any (i) action or omission taken by any Member, or (ii) mistake, misconduct, negligence, dishonesty or bad faith on the part of any employee or other agent of the Company appointed by the Manager in good faith.

5.5 Conflicts of Interest. The Managers need not devote full time to the Company's business, but shall devote such time as they, in their discretion, deem necessary to manage the Company's affairs in an efficient manner and to meet Company objectives and milestones as set forth by the Members. The Company may transact business with any Managers, Member, officer or Affiliate thereof to the extent permitted by and with appropriate disclosure.

5.6 Manager Meetings. The Manager shall hold meetings at times and dates as deemed necessary by the Manager, but no less than quarterly. The Manager may hold meetings at any location that is agreeable to the Manager. Meetings of the Manager may be held in person, telephonically, or by video conference. In addition, notwithstanding any provision hereof, the Manager may act by written consent in the absence of a meeting

5.7 Notice of Manager Meetings; Quorum. A meeting of the Manager may be called by any Member or any Manager. Notice of the meetings of the Managers shall be given as may be required by law with, if permitted under law, a minimum of seven (7) days advance notice to the Managers, but meetings may be held without notice if all the Managers entitled to vote at the meeting are present in person or by proxy or if notice is waived in writing by those not present, either before or after the meeting. All Managers shall be required to be present for a quorum of the Managers for the transaction of business. If less than a quorum shall be in attendance at the time for which a meeting shall have been called, the meeting may be adjourned by the Manager present without notice other than by announcement at the meeting.

5.8 Voting at Manager Meetings. At any meeting of the Managers, each Manager entitled to vote on any matter coming before the meeting shall, as to that matter, have one (1) vote. Unless otherwise provided herein, the majority vote of the Managers shall be required to pass any action requiring Manager votes.

5.9 Action Without a Meeting. Any action that may be taken at a meeting of the Manager may be taken without a meeting by written consent of the Managers. Any such consent shall describe the action so taken by the Managers, whether before or after the action (whether or not in counterparts and whether or not through facsimile, email, or other electronic copies). Such consent shall have the same force and effect as a vote of the Managers at a duly called meeting.

5.10 Member Meetings. Any Voting Member may call a meeting of the Members by issuing notice to all the Voting Members as required by the Act with, if permitted by the Act, a minimum of seven (7) days advance notice to the other Voting Members. Any Member who attends the meeting automatically waives his, her or its right to notice of the meeting, unless the Member attends the meeting solely to object to notice and objects at the beginning of the meeting. The Voting Members may attend and vote in person or by written proxy, and the persons calling the meeting shall make reasonable arrangements to permit the Voting Members to attend and vote at meetings by telephone or video conference. The exercise of any vote or consent permitted or required under this Agreement may occur at a meeting of the Members or may be given in accordance with Section 5.11 in lieu of actual meetings. Unless otherwise provided in this Agreement, a Majority Vote of the Voting Members shall constitute the action of the Members. The Members may hold meetings via conference call, video conference or other communications equipment with no physical location designated as the place of the meeting, if all the Voting Members participating at the meeting can hear and speak to one another and notice of the meeting is given or waived.

5.11 Written Consent to Action in Lieu of Actual Meetings. Any action that may be taken at a meeting of the Voting Members may be taken without a meeting by written consent of the Voting Members. Any such consent shall describe the action so taken by the Voting Members, whether before or after the action (whether or not in counterparts and whether or not through facsimile, email, or other electronic copies). Such consent shall have the same force and effect as a vote of the Voting Members at a duly called meeting.

5.12 Actions Requiring Approval of the Voting Members. Anything herein to the contrary notwithstanding, the following actions (each, a "Major Decision") may only be taken by the Company with approval of the Voting Members, by Majority Vote:

(a) sell all, or substantially all, of the assets of the Company;

(b) dissolve the Company;

(c) cause the Company to merge or combine with any other entity or any entity to merge or combine with the Company;

(d) amend this Agreement (except as provided in Section 9.10);

(e) any act in contravention of this Agreement;

(f) allow any person other than the Company to possess or utilize any Company property or assign, transfer, or pledge the rights of the Company in specific property other than for the benefit of the Company;

(g) employ or assign, or permit to be employed or assigned, the funds or assets of the Company in any manner except for the benefit of the Company;

(h) commingle the Company's funds with any other Person's funds;

(i) entering into a long-term debt facility on behalf of the Company from a party other than a Member or an Affiliate of a Member;

(j) issue any Class P Unit(s);

(k) execute any contract with a Member, a Manager or an Affiliate of a Member or a Manager;

(l) approval of any Business Plan and Budget, including annual objectives and sales goals; or

(m) operate the business of the Company other than in substantial compliance with the then current Business Plan and Budget.

5.13 Compensation; Reimbursement. Each Manager may receive compensation from the Company in exchange for the performance of the Manager's duties as approved by the Voting Members, by Majority Vote. Each Manager shall be entitled to be reimbursed for reasonable and actual out-of-pocket expenditures incurred in connection with its service as a Manager of the Company.

5.14 Officers. The Company may have any officers as determined by the Voting Members (each, an "Officer") which may include, but are not limited to, a Chief Executive Officer (CEO), a President, one or more Vice-Presidents, a Secretary and/or a Treasurer. Any two (2) or more offices may be held by the same person. Each Officer shall hold office until the Officer's death, resignation, retirement, removal by the Voting Members by Majority Vote, with or without cause, or the Officer's successor is appointed. Each Officer shall have the powers and authority and perform such duties as from time to time may be prescribed by the Manager or by the Voting Members by Majority Vote, and may be compensated for their services as approved by the Voting Members, by Majority Vote. No Member or Manager shall be liable for any act or omission of any Officer. Any Officer may resign at any time by communicating his or her resignation to the Manager, orally or in writing. A resignation shall be effective when communicated unless such communication specifies in writing a later effective date. The initial Officers of the Company (if any) and their respective office are listed in Exhibit E.

5.15 Execution of Documents. Notwithstanding anything to the contrary contained in this Agreement, contracts, agreements, documents or instruments purporting to bind the Company or a Subsidiary or to convey or encumber assets of the Company or a Subsidiary may be signed by an authorized Manager or any authorized Officer of the Company, but only after obtaining the Approvals required by this Agreement, if any.

5.16 Business Plan/Budget. The Voting Members, in coordination with the Manager, have jointly prepared a 3 to 5 year business plan with stated objectives, milestones, and deadlines to be met together with an annual budget for the Company, along with capitalization needs set forth in a Budget (the "Business Plan and Budget"), which will be made available to any Member upon request. The Manager shall take timely and necessary steps to achieve the agreed objectives as set forth in the Business Plan and to remain within the Member approved annual Budget of the Company. Thereafter, the Voting Members, by Majority Vote, shall continue to update, revise, or prepare business plans for following years of the Company's existence. For each year of operation, the Voting Members, by Majority Vote, and the Managers shall prepare an annual business plan and budget to be agreed and approved by the Voting Members, by Majority Vote, in furtherance of the Company objectives. If the Voting Members do not so approve an updated annual business plan and budget within thirty (30) days after the beginning of the year to which such business plan and budget relates, the business of the Company shall continue to operate pursuant to the prior approved Business Plan and Budget, with such adjustments as have been approved or as are necessary to meet the debts and obligations of the Company.

SECTION 6
BOOKS, RECORDS AND BANK ACCOUNTS

6.1 Books and Records. The Company shall keep adequate books and records for the Company at its principal place of business as may be required by the Act. Any Member or its designated representative may access such books and records during normal business hours, and inspect and copy, at that Member's expense, the contents of the books and records to the extent permitted by the Act.

6.2 Reporting.

(a) Within one hundred twenty (120) days after the end of each Fiscal Year, the Manager shall cause to be furnished to each Member an annual report, which shall include (i) unaudited financial statements of the Company which financial statements shall include a balance sheet and income statement dated as of the end of such Fiscal Year and the related statements of cash flows, operations and changes in financial position for the period then ended, together with the report of the Company's certified public accountants thereon, if any, (ii) such other information as may be reasonably necessary for each Member to be advised of the financial status and results of operations of the Company or that may be reasonably requested by a Member.

(b) Within thirty (30) days after the end of each calendar month, the Manager shall cause to be furnished to each Member the Manager's narrative description of the economic status of the Company.

(c) Within one hundred twenty (120) days after the end of each Fiscal Year, the Manager shall cause to be prepared by the accountants preparing the Company's financial statements, a U.S. partnership return of income for the Company. Within such one hundred twenty (120) day period, the

Company will furnish to each Member such information as is required to be set forth in such Member's Federal income tax return and the Company shall transmit to each Person who was a Member at any time during such year the Schedule K-1 (IRS Form 1065) for such Person for such year. Each Member agrees that it shall not take on any of its original or amended income tax returns or claims for refund any position with respect to any Company item of income, gain, loss, deduction, or credit that is inconsistent with the treatment of such item by the Company on the Schedule K-1.

6.3 Bank Accounts. The funds of the Company shall be deposited in the name of the Company in the bank accounts or investment accounts at a financial institution(s) designated by the Manager. The identities of each signatory on all Company accounts shall be subject to approval of the Voting Members and shall include the Officers.

SECTION 7
TRANSFER OF COMPANY INTERESTS

7.1 Transfer by a Member. No Member may directly or indirectly Transfer its Interest in the Company, in whole or in part, except in accordance with the terms of this Section 7. For purposes of this Section 7, the term "Transfer" shall mean any sale, transfer, assignment, hypothecation, pledge, or other disposition of all or any portion of any Interest, including, without limitation, any right to receive distributions or allocations in respect of such Interests and whether voluntary, involuntary, or by operation of law. For the avoidance of doubt, changes in control of any Member are Transfers. A "Transferor" shall mean any Member or owner of a Member who Transfers or attempts to make a Transfer. Any Transfer or attempted Transfer by a Transferor in violation of Section 7 shall be null and void, shall be a breach of this Agreement and shall not be recognized by the Company for any purpose. If any Member makes or attempts to make a Transfer in violation of this Agreement it shall be a material breach of this Agreement and, in addition to all rights and remedies available under this Agreement, all of that Member's rights under this Agreement to approve matters under this Agreement (if any) shall be suspended until that violation is cured or is waived by the other Member.

7.2 Transfer by a Class P Member. Notwithstanding anything contained in this Agreement to the contrary, except in for Transfers permitted in accordance with Section 7.7, no Class P Member may at any time, directly or indirectly, Transfer its Class P Units, in whole or in part. Without limiting the generality of the foregoing provision of this Section 7.2, the Class P Units held by each Class P Member shall be subject to the certain vesting requirements, repurchase rights, forfeiture, Participation Thresholds, and other terms and conditions, as set forth in each Class P Member's respective Grant Agreement therefor.

7.3 Right of First Refusal. Except for Transfers pursuant to Section 7.7, any Transfer by a Class A Member of any Class A Interest or by a Class B Member of any Class B Interest in the Company shall be subject to the right of first refusal set forth in this Section 7.3.

(a) Any Class A Member or Class B Member who receives and wishes to accept a bona fide offer to Transfer all or a portion of its Class A Units or Class B Units in the Company (the "Offering Member"), shall first give the Class A Members (such other Member, a "ROFR Member") written notice (a "Transfer Notice") of its intention to Transfer such Class A Units or Class B Units, or any portion thereof (the "Offered Interest"). The Transfer Notice must contain (i) a description of the Offered Interest; (ii) the consideration that will be paid, if any, (including, but not limited to, the relative percentages of cash and debt, and the duration, interest rate, and payment schedule of any debt instrument); (iii) the terms of Transfer; (iv) the name, address, and business occupation of the Person to whom such Offered Interest would be transferred; and (v) any other facts that are or would reasonably be deemed material to the Transfer (the "ROFR Offer").

(b) Upon the receipt of a Transfer Notice, the ROFR Member shall have the right to purchase the Offered Interest at the purchase price and upon the same terms as set forth in the Transfer

Notice and the ROFR Offer. The ROFR Member may exercise this right of first refusal by giving written notice to the Offering Member within thirty (30) days of the receipt of a Transfer Notice.

(c) The purchase of the Offered Interest (or any portion thereof) by a ROFR Member pursuant to this Section 7.3 shall take place at a closing to be held not later than sixty (60) days after the date in which the ROFR Member exercises its right to purchase the Offered Interest. The closing shall be held during normal business hours at the Company's principal business office, or at such other place as the parties may agree. At the closing the ROFR Member shall pay for the Offered Interest, and the ROFR Member shall be admitted automatically as a Class A Member or Class B Member of the Company, as applicable, with respect to the Offered Interest, without further action of the Members or the Manager. At the closing, the Offering Member shall, at a minimum, warrant that the Offered Interest is being transferred to the ROFR Member free and clear of all liens, encumbrances and claims. As a condition to the closing (i) the ROFR Member shall execute and acknowledge such instruments as may be necessary or advisable to effect the purchase of the Offered Interest, including any necessary amendment to this Agreement, and (ii) the Company shall repay all outstanding debt owed to the Offering Member.

(d) If the ROFR Member(s) does not exercise its right to purchase all of the Offered Interest pursuant to this Section 7.3, the Offering Member may proceed to transfer the Offered Interest only to the purchaser originally disclosed in the ROFR Offer and upon the terms set forth in the Transfer Notice and the ROFR Offer. Any and all such new third-party Class A Member or Class B Member shall agree to be obligated under this Operating Agreement and shall execute documentation appropriate and satisfactory to the existing Voting Members to effect such intent to be bound by this Operating Agreement. If such Transfer is not completed within thirty (30) days after the expiration of the exercise period available to the ROFR Member, any attempted Transfer shall be deemed a new offer and the terms of this Section 7.3 shall again apply. The transfer of the Offered Interest to any Person other than the ROFR Member shall be subject to prior compliance with the provisions of Section 7.4.

(e) The transfer of an Interest by any Member pursuant to Section 7.7 shall not be subject to the restrictions of or otherwise governed by the terms of Section 7.3.

7.4 Conditions Applicable to Transfers. Any Transfer made to a Person that is not already a Class A Member or a Class B Member pursuant to Section 7.3 is subject, in all respects, to the following:

(a) No Transfers shall be made without assurances to the Company, which shall be satisfactory to the Manager, that the Transfer does not violate any law applicable to the Company.

(b) The Manager may require, as a condition to the approval of such Transfer: (i) an opinion of counsel, from counsel and in form and substance reasonably satisfactory to the Manager, that such Transfer is exempt from registration under the Securities Act and/or applicable state securities laws; and (ii) representations and warranties from the Transferor concerning the facts and circumstances establishing the basis for the availability of exemptions under the Securities Act and other reasonable assurances relating to any other applicable laws.

(c) As a condition to admission of any purchaser of the Offered Interest as a Class A Member or Class B Member of the Company, such purchaser shall execute and acknowledge such instruments, in form and substance satisfactory to the Manager, as the Manager may deem reasonably necessary or advisable to effect such admission and to confirm the agreement of the Person being admitted as such Class A Member or Class B Member to be bound by all the terms and provisions of this Agreement. Such purchaser shall pay all reasonable expenses in connection with such admission as a Class A Member or Class B Member, including, but not limited to, legal fees and costs incurred by the Company in connection therewith.

(d) If the Manager determines that a proposed Transfer would, alone or in conjunction with one or more other Transfers, terminate the Company as a partnership for federal income tax purposes (a "Termination"), the Manager may prohibit the proposed Transfer from occurring until the earliest time, as determined by the Manager, that the Transfer may occur without causing a Termination.

(e) If a Transfer causes a Termination, the Class A Member or Class B Member making the Transfer shall be liable to the Company and the other Members for any taxes, fines, penalties, damages, or losses which may be due as a result of the Termination, including, without limitation, costs of enforcement of the Company's power to void or otherwise prohibit the Transfer or attempted Transfer.

(f) No effect shall be given to any Transfer not made in compliance with this Section 7.4.

(g) For financial and tax reporting purposes, every Transfer of any Interest or portion of an Interest permitted under this Agreement shall be deemed to have occurred as of (but shall have no prior effect until) the close of business on the day on which all conditions precedent to that event under this Agreement have occurred and the documents effecting that Transfer are effective by their terms.

7.5 Distributions and Allocations with Respect to Transferred Interests. If any Interest is Transferred during any Fiscal Year in compliance with the provisions of this Section 7, then (i) Profits, Losses and all other items attributable to the Interest for that period shall be divided and allocated between the Transferor and the transferee by taking into account their varying interests during the period in accordance with IRS Code § 706(d) (*26 U.S. Code §706*), using any conventions permitted by the Code and selected by the Voting Members, by Majority Vote; (ii) all distributions on or before the date of such transfer shall be made and accounted for as to the Transferor, and all distributions thereafter shall be made and accounted for as to the transferee; and (iii) the transferee shall succeed to and assume all the rights and obligations of the Transferor to the extent related to the transferred Interest.

7.6 Additional Transfer Provision. The Members acknowledge that the relationship of each Member to the other Members is a personal relationship and that the restrictions on the power of each Member to withdraw or Transfer its Interest in the Company and permit the Transfer of ownership interests in the Member (i) are necessary to preserve that personal relationship and safeguard the investment of the other Members in the Company; and (ii) were a material inducement to each Member to enter into this Agreement.

7.7 Right of Transfer. Notwithstanding the provisions of this Section 7, a Member shall be permitted to transfer all or any portion of its direct or indirect Interest in the Company as long as such Member or the transferee, as applicable remains majority owned and Controlled by any combination of such Member and/or any of his lineal descendants.

7.8 Optional Purchase of Interest.

(a) Grant of Option. Upon the occurrence of an Optional Purchase Event with respect to a Class A Member (such affected Member, the "Occurrence Member"), the Company shall have the option, as set forth in Section 7.9(b), to purchase all or a portion of the Occurrence Member's Interest under the terms and conditions stated in this Agreement; provided, however, if the Optional Purchase Event relates to only a portion of the Occurrence Member's Interest, then the option shall apply only to the applicable portion of the Interest.

(b) Optional Purchase Events. The term "Optional Purchase Event" shall mean any of the following:

(i) The legal dissolution, bankruptcy or insolvency of a Member;

(ii) The Transfer of a Member's Percentage Interest (or any portion thereof) other than in compliance with the requirements of Section 7; or

(iii) Any material breach of this Agreement by a Member, provided the breach remains uncured for a period of thirty (30) days or more following written notice of the breach from the Company.

(c) Terms of Options. The purchase price of any Occurrence Member's Interest under this Section 7.9 (the "Occurrence Price") shall be equal to that Occurrence Member's Capital Account balance, as of the last day of the calendar month immediately prior to the occurrence of the Optional Purchase Event (the "Purchase Event Valuation Date"), reduced by any distributions with respect to such Occurrence Member's Interest from the Valuation Date through the closing.

(d) Exercise of Options. Upon the happening of an Occurrence Event, the Company shall have the option to purchase all or a portion of the Occurrence Member's Interest at the Occurrence Price as set forth in Section 7.9(c), and the Company may exercise its option by delivering notice to the Occurrence Member or its designated representative, no later than ninety (90) days after the date on which the Company receives actual notice of the Optional Purchase Event. The election by the Company to exercise its option may be made by the Members other than the Occurrence Member. The closing of the Company's acquisition of the Occurrence Member's Interest under this Section 7.9(c) shall take place as provided in Section 7.10.

(e) Closing. The closing of the purchase of any Interest under Section 7.8 shall occur at the offices of the Company within one hundred twenty (120) days after the purchase price has been determined under this Agreement. At the closing, the Occurrence Member shall deliver to the Company an executed assignment of the subject Interest reasonably satisfactory in form to counsel for the Company, and the Company shall deliver the purchase price as provided below to the Transferor. The Occurrence Member shall warrant that the Interest is transferred free and clear of all liens, encumbrances, and claims.

(f) Payment of Purchase Price. With respect to the closing of the purchase of any Interest under Section 7.8, the Company shall deliver the purchase price at closing in cash or other immediately available funds for the entire purchase price or as otherwise agreed among the parties. At or before closing, the Company shall also repay all outstanding debt owed to the Occurrence Member.

7.9 Co-Sale Rights.

(a) In addition to the Right of First Refusal, the ROFR Member shall have the right, exercisable upon written notice to the Transferor within thirty (30) days after receipt of the Notice of Transfer to participate in such sale on the same terms and conditions to the extent provided in Section 7.3 (the "Tag Along Right"). If the ROFR Member exercises the Tag Along Right, the portion of the Interest that the Transferor may sell in the transaction shall be correspondingly reduced.

(b) The ROFR Member may sell all or any portion of its Interest equal to the product obtained by multiplying (i) the Percentage Interest attributable to the Interest which the Transferor seeks to transfer by (ii) the Participation Interest allocable to ROFR Member's Interest.

7.10 Deadlock Provisions and Dispute Resolution.

(a) Disagreement. Notwithstanding anything contained herein to the contrary, at such time, if ever, as the Voting Members are unable to achieve a Majority Vote on any matter requiring such an approval of the Voting Members (a "Disagreement"), then the Voting Members shall meet to discuss the Disagreement (a "Disagreement Meeting") within three (3) days after any Voting Member sends a notice to the other Voting Members which specifies a time, date and place for such Disagreement

Meeting. At such Disagreement Meeting the Voting Members shall use their best efforts to cause each Voting Member: (a) to have an opportunity to present his or her views on the matter or matters which are the subject of the Disagreement and (b) to negotiate in good faith in an effort to resolve such Disagreement to achieve a Majority Vote. In the event there is no resolution at the Disagreement Meeting, the Voting Members shall, in good faith and reasonably, evaluate the ability for them to resolve the Disagreement in a subsequent meeting to take place within twenty (20) days. If one or more Disagreement Meetings are unsuccessful, any Voting Member may declare a Deadlock.

(b) Arbitration. A Deadlock shall be broken by the binding determination of a single arbitrator (the "Arbitrator"). The arbitration proceedings shall be held in Palm Beach County, Florida, and except as otherwise may be provided in this Agreement, the arbitration proceedings, including the appointment of the Arbitrator, shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Prior to commencing arbitration, a party seeking such arbitration shall furnish the other proposed parties to the arbitration no less than five (5) days before such commencement a dated, written statement indicating (i) such party's intent to commence arbitration proceedings, (ii) the nature, with reasonable detail, of the Deadlock and (iii) the resolution or resolutions that such party will seek. Hearings must commence no later than twenty (20) days following the date of the arbitration notice described in this Section and such hearings shall be conducted for no more than five (5) days. The prevailing party in such arbitration shall be entitled to an award of attorneys' fees and costs in connection with such arbitration, in such amount as may be determined by the Arbitrator in its sole discretion, to be paid by the losing party. To the extent permissible under applicable law, the parties to this Agreement agree that the award of the Arbitrator shall be final and shall not be subject to judicial review. Judgment on the arbitration award may be entered and enforced in any court having jurisdiction over the parties or their assets.

SECTION 8
TERM, DISSOLUTION, TERMINATION AND DISPOSITION

8.1 Events of Dissolution. The Company shall dissolve upon the occurrence of any one of the following events:

(a) The determination of the Voting Members, by Majority Vote;

(b) The sale, exchange, liquidation, or other disposition of all or substantially all of the assets of the Company, the receipt and distribution of the proceeds from that sale, and the liquidation of the Company under this Agreement;

(c) Any other event that would cause the dissolution of the Company under the Act.

8.2 Limitation on Dissolution. Until the dissolution of the Company occurs, no Member shall voluntarily retire, resign or withdraw from the Company, take any step voluntarily to dissolve itself or voluntarily cause a dissolution of the Company, except as provided in Section 8.1.

8.3 Distribution Upon Dissolution. Upon dissolution, the Company's assets shall be sold or otherwise disposed of, and after paying or providing for liabilities owing to creditors that are not Members and the establishment of any reserves as the Voting Members, by Majority Vote, determine for contingent or unforeseen liabilities or obligations of the Company, the remaining liquidation proceeds (and, after the expiration of a period of time approved by the Voting Members, by Majority Vote, the reserves) shall be distributed to the Members in accordance with the positive balances in their respective Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods, including, without limitation, the allocations made under Exhibit D.

8.4 Compliance with Timing Requirements of Treasury Regulations. Notwithstanding anything in this Section 8 to the contrary, if the Company is "liquidated" within the meaning of IRS Treasury Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made to the Members, to the extent reasonably practicable, in a manner that complies with the timing requirements of IRS Treasury Regulations Section 1.704-1(b)(2)(ii)(b).

SECTION 9
MISCELLANEOUS

9.1 No Agency. Nothing contained in this Agreement shall be construed to constitute any Member the agent, employee, employer, fiduciary, or other similar relationship of or with respect to any other Member, or to limit in any manner the Members in the carrying on of their own respective businesses or activities.

9.2 Governing Law; Dispute Resolution. The laws of the State of Florida, exclusive of its conflicts of law provisions, shall govern this Agreement, the organization, and internal affairs of the Company and the limited liability of the Members. All unresolved disputes arising out of or in any way related to the Company or this Agreement shall be adjudicated in the state and federal courts located in Palm Beach County, Florida, and all parties signing this Agreement consent to the exclusive personal jurisdiction of those courts.

9.3 Notices. Any notice or other communication under this Agreement must be in writing and shall be effective if delivered to the recipient's address as stated below by: (i) personal delivery; (ii) certified United States Mail, return receipt requested; (iii) Federal Express or comparable guaranteed next Business Day delivery service. Any notice shall be deemed received on the earlier of actual delivery or refusal of delivery. If a notice cannot be delivered because the intended recipient changed its address without at least 10 days prior notice to the other party, then the notice that could not be delivered shall be deemed refused by the intended recipient. Addresses for notices: if to the Company or to a Manager, to the registered office address of the Company; if to a Member, to the address provided in Exhibit A. A Member may change its notice address by giving written notice to the Managers (that change of addresses to be effective upon receipt by the Managers).

9.4 Interpretation. In this Agreement, unless otherwise specified, (a) words that import a number of constituent parts, things or elements shall be construed as referring separately to each constituent part, thing or element, as well as to all of the constituent parts, things or elements as a whole; (b) references to any Person include that Person's successors and assigns; (c) the word "successors", when it refers to an individual, includes the heirs, devisees, legatees, executors, administrators, and personal representatives of that individual; (d) references to any statute or other law include all applicable rules, regulations, and orders adopted or made in connection with that law and all statutes or other laws amending, consolidating, or replacing the statute or law referred to; (e) references to any agreement or other document include all subsequent amendments or other modifications entered into in accordance with the provisions of that agreement or document; (f) the words "approve", "consent", or "agree", and any derivations of those words or words of similar import, mean the prior written approval, consent, or agreement of the Person holding the right to approve, consent or agree; (g) the words "include" and "including", and words of similar import, shall be deemed to be followed by the words "without limitation"; (h) the Schedules (if any) and Exhibits attached to this Agreement are part of this Agreement and are incorporated by reference; (i) the words "Article", "Section", "Schedule" or "Exhibit" refer to the articles, sections, schedules, and exhibits to this Agreement; (j) headings of Articles, Sections, Schedules, Exhibits, and paragraphs are inserted as a matter of convenience and shall not affect the construction of this Agreement; and (k) no inference in favor or against any Person shall be drawn from the fact that a Person or its attorneys drafted any portion of this Agreement. The parties shared equally in the drafting of this Agreement and no court or mediator construing this Agreement shall construe it more strictly against one party than the other.

9.5 Severability. Every provision of this Agreement is intended to be severable. If any term or provision is illegal or invalid for any reason, then its illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

9.6 Agreement in Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart signature page and the Agreement may be executed by the affixing of the signatures of each of the Members to one or more counterpart signature pages; all of those signature pages shall be read as though one, and shall have the same force and effect as though all of the signers had signed a single signature page. The exchange of signature pages by facsimile or portable document format (PDF) transmission or other electronic transmission shall constitute effective delivery of those signature pages, and such shall be deemed, and may be used in lieu of, the original signature pages for all purposes.

9.7 Binding Agreement. Except as stated in this Agreement, every provision of this Agreement shall bind and benefit the Members and their respective successors and assigns.

9.8 Further Assurances. Each Member shall perform all further acts and execute and deliver any documents that may be necessary to carry out the provisions of this Agreement.

9.9 Waiver of Partition. Each Member waives any right that it may have to maintain any action for partition with respect to the assets of the Company.

9.10 Entire Agreement; Amendments. This Agreement and the Articles constitute the entire agreement among the parties with respect to the affairs of the Company and the conduct of its business and supersede all prior and/or contemporaneous agreements and understandings regarding the operation, management, ownership, governance, business, and affairs of the Company, whether oral or written (including, without limitation, the Prior Agreement). Neither this Agreement nor the Articles may be amended except by a written amendment that receives the approval of the Voting Members, by Majority Vote; provided, however, this Agreement may be amended from time to time by the Manager to reflect the admission of Members and the transfers of Interests, to reflect address changes, to correct typographical or clerical errors, or to bring this Agreement into compliance with federal or state tax laws or regulations, all without the necessity of obtaining the vote of the Members, in which case a copy of that amendment shall promptly be sent to each Member. Notwithstanding the foregoing provisions of this Section 9.10, this Agreement may not be amended without the advance written consent of each Member adversely affected if the amendment (i) would render the Member personally liable for the debts or obligations of the Company, or (ii) would disproportionately decrease the distributions under this Agreement to such Member.

9.11 No Third-Party Beneficiaries. The provisions of this Agreement are not intended to be for the benefit of any creditor or other Person (other than the Members in their capacities as Members), and no creditor or other Person shall obtain any rights under those provisions (whether as a third-party beneficiary or otherwise) or shall by reason of any of those provisions make any claim in respect to any debt, liability, or obligation (or otherwise) including any debt, liability, or obligation with respect to Capital Contributions, against the Company or the Members.

9.12 Confidentiality. The terms and conditions of this Agreement, including the identities of all parties referred to in this Agreement, will be held by the Members in strict confidence and will not be disclosed to anyone, other than advisors, legal counsel, regulatory authorities, agents and representatives in connection with the Company, financing sources (current or prospective), derivative counterparties, accountants, prospective purchasers of the Interests held by a Member or the members or owners of a Member (and their financing sources), or prospective purchasers of Company Property, and other than disclosures required to be made by a party to enforce its rights under this Agreement or to defend any action brought against such party under this Agreement or disclosures that are required by applicable law or by governmental agency or regulatory authority or in any judicial process, disclosure of information that is public, non-confidential or non-proprietary in nature, or disclosures otherwise approved by the Manager. Subject to the foregoing, none of the Members, their respective agents or representatives, shall make any news releases or other public disclosure with respect to the Company without the approval of the Voting Members, by Majority Vote. In addition, each of the Members will be furnishing to each other certain information, which is non-public, confidential or proprietary in nature. Each of the Members agrees that all such information furnished or otherwise obtained, directly or indirectly, by that party, its directors, officers, partners, employees, agents or representatives including, without limitation, attorneys, accountants, partners, experts and consultants (collectively, "Representatives"), financing sources or purchasers (to the extent permitted hereby), and all reports, analysis, compilations, data, studies or other documents prepared by that party or its Representatives containing or based, in whole or in part, on any that furnished information (collectively, the "Information") will be kept strictly confidential and will not, without the prior written consent of the other Members, be disclosed to any other Person in any manner whatsoever, in whole or in part and will not be used for any purpose other than evaluating a proposed investment in or financing of the Company; provided, however, that if any Member is advised by its counsel that it is legally obligated or required or otherwise required by governmental or regulatory authority or in connection with any judicial process to release the Information, that Member may do so after notice to and consultation with the other Members.

9.13 Dissenter Rights. The Members shall have no appraisal or dissenter rights under the Act and all appraisal or dissenter rights are eliminated pursuant to the Act to the greatest extent permissible.

9.14 Attorneys' Fees. In the event of any litigation, arbitration, or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration, or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable out-of-pocket attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute at any trial, or appellate court level.

9.15 Construction. Throughout this Agreement, the use of or reference to any gender (including the neuter) shall be deemed to include all other genders (including the neuter), and the singular and the plural, and vice versa, except to the extent context should indicate otherwise. The section headings of this Agreement are for convenience of reference only and do not form a part hereof and do not in any way modify, interpret, or construe the intentions of the parties. Prior to executing this Agreement, the undersigned Members received a copy of this Agreement and each Member has examined documents or caused documents to be examined by the Member's representative or attorney. Each Member knowingly, freely and with consideration, executes and delivers this Agreement with the intent that the Member shall be legally bound to all of its terms and conditions.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned parties have signed this Second Amended and Restated Limited Liability Company Operating Agreement as of the Effective Date.

CLASS A MEMBERS:

CUTTING EDGE INVESTMENTS, LLC,
a Florida limited liability company

By:______________________________
Tammy Hobbs, Manager

MANAGER:

____
Tammy Hobbs

EXHIBIT B

DEFINITIONS

Many of the capitalized terms that may be used in this Agreement are defined below.

"Act" means the Florida Revised Limited Liability Company Act (or any corresponding provisions of succeeding law) (Florida Statutes, Chapter 605).

"Affiliate" or "Affiliated" means with respect to any Person (a) that is a natural person, such Person's immediate family members or (b) that is an entity, any Person which, directly or indirectly through one or more intermediaries, Controls or is Controlled by or under common Control with such Person. The term "immediate family members" shall mean, with respect to any natural person, the spouse, children, grandchildren, parents, and grandparents, in each case including by adoption, of any such natural person.

"Agreement" means and refers to this Third Amended and Restated Limited Liability Company Operating Agreement and all Exhibits and Schedules (if any) referred to in this Agreement, each of which is made a part of this Agreement, as this Agreement may be amended from time to time in accordance with its terms.

"Articles" means the articles of organization required to be filed by the Company under the Act together with any amendments.

"Business Day" means each day other than a Saturday, Sunday, or any days observed by the Federal, State, or local government as legal holidays in the state of Florida.

"Capital Account" has the meaning ascribed to such term in Exhibit E.

"Capital Contribution" or "Capital Contributions" means the amount of cash or monetary equivalent contributed to the capital of the Company by each Member under this Agreement, including (without duplication) (a) the contributions of the Member made pursuant to this Agreement, (b) the amounts specified opposite each respective Member's name in Exhibit A and (c) payments made by the Member (or its Affiliates) to third-party creditors of the Company with respect to Company obligations unless and until reimbursed by the Company, but only to the extent that those payments are required to be made by the Member under this Agreement and reimbursement to the Member (including indemnity payments with respect to such payments) is not prohibited by this Agreement.

"Capital Costs" means capital expenditures made by the Company, including acquisition costs related to Company Property, due diligence expenditures, fees of consultants, engineers, architects, attorneys and other third parties incurred in connection with any such acquisition, financing costs, and principal, interest and other payments under any loans made to the Company, pursuant to this Agreement; provided, however, that Capital Costs shall not include (a) any payment or expenditure to the extent (i) the sources of funds used for that payment or expenditure are not included in subsection (a) of the definition of Cash Available for Distribution, or (ii) the payment or expenditure is paid out of any reserve account of the Company (and previously deducted as an expense), (b) any expenditure properly attributable to the liquidation of the Company, or (c) non-cash expenses such as depreciation or amortization.

"Capital Proceeds" means the sum of (a) Capital Receipts, reduced by the sum of (i) all expenditures made by the Company in connection with the sale, exchange, or other disposition, plus (ii) loan repayments made from those proceeds, plus (iii) amounts set aside as reserves therefrom which are required by a lender or otherwise Approved or required (in its sole discretion) by the Voting Members, by Majority Vote, and (b) Net Loan Proceeds, reduced by the sum of (i) any amounts required to fund the Company's (or any Subsidiary's) capital expenditures or that are otherwise approved by the Voting

Members, by Majority Vote, to be withheld from those amounts for such purpose under this Agreement (including reserves) or required to be withheld by any loan documents, plus (ii) any and all expenses incurred by the Company (or any Subsidiary) in connection with obtaining any such loan, plus (iii) amounts used as permitted under this Agreement to repay other indebtedness of the Company; provided, however, that Capital Proceeds shall not include any amounts received by the Company incidental to the liquidation of the Company.

"Capital Receipts" means the cash proceeds received by the Company from the sale, exchange, or any other disposition of all or any portion of the Company Property.

"Cash Available for Distribution" means, with respect to any period, an amount equal to (a) Gross Proceeds minus (b) the sum of (i) Operating Costs and a retainer of funds necessary for continued operations plus (ii) Capital Costs.

"Class A Member" means any Member holding Class A Units and any transferee of a Member with respect to one or more Class A Units who is admitted to the Company as a substitute Member pursuant to the terms of this Agreement. Solely for purposes of the allocation, distribution and transfer provisions of Exhibit E and Sections 3, 4, 7, and 8 of this Agreement (and any definitions related thereto), a Member shall be deemed to include an assignee or transferee of a Member with respect to one or more Class A Units who has not been admitted to the Company as a Member pursuant to the terms of this Agreement. "Class A Members" means all such Persons.

"Class A Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, equal to (i) the number of Class A Units owned by such Member at any given time as set forth on Exhibit A, divided by (ii) to the total number of Class A Units owned by all Members as of such date, which percentage may be adjusted from time to time pursuant to the terms and subject to the conditions set forth in this Agreement. A Member's "Class A Percentage Interest" shall include its share of the capital of the Company, its share of the Profits and Losses and of other allocations of the Company under the provisions described in Exhibit D, its share of the distributions of the Company, its Capital Account, and that Member's other Economic Rights, Management Rights, and other obligations under this Agreement.

"Class A Units" means any Class A Unit held by a Member and designated as a Class A Unit on Exhibit A.

"Class B Member" means any Member holding Class B Units and any transferee of a Member with respect to one or more Class B Units who is admitted to the Company as a substitute Member pursuant to the terms of this Agreement. Solely for purposes of the allocation, distribution and transfer provisions of Exhibit E and Sections 3, 4, 7, and 8 of this Agreement (and any definitions related thereto), a Member shall be deemed to include an assignee or transferee of a Member with respect to one or more Class B Units who has not been admitted to the Company as a Member pursuant to the terms of this Agreement. "Class B Members" means all such Persons. To the greatest extent permitted under the Act, Class B Members shall solely be entitled to Economic Rights and shall have no Management Rights.

"Class B Units" means any Class B Unit held by a Member and designated as a Class B Unit on Exhibit A. To the greatest extent permitted under the Act, Class B Units shall be non-voting for all purposes, and shall have no Management Rights

"Class P Member" means any Member holding Class P Units and any transferee of a Class P Member with respect to one or more Class P Units executing this Agreement as a Class P Member, and any transferee of a Class P Member who is admitted to the Company as a substitute Class P Member pursuant to the terms of this Agreement. Solely for purposes of the allocation, distribution, and transfer provisions of Exhibit E and Sections 3, 4, 7, and 8 of this Agreement (and any definitions related thereto), a Class P Member shall be deemed to include an assignee or transferee of a Class P Member with respect to one or more Class P Units who has not been admitted to the Company as a Class P Member pursuant to the terms of this Agreement. "Class P Members" means all such Persons. Class P Members shall be deemed to be holders of a Profits Interest in the Company and, to the greatest extent permitted under the Act, Class P Members shall solely be entitled to Economic Rights and shall have no Management Rights.

"Class P Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, equal to (i) the number of Class P Units owned by such Member at any given time as set forth on Exhibit A, divided by (ii) the total number of Class P Units owned by all Members as of such date, which percentage may be adjusted from time to time pursuant to the terms and subject to the conditions set forth in this Agreement.

"Class P Units" means any Class P Unit held by a Member and designated as a Class P Unit on Exhibit A. Class P Units are intended to constitute Profits Interests in the Company and, to the greatest extent permitted under the Act, Class P Units shall be non-voting for all purposes, and shall have no Management Rights.

"Code" is defined in Exhibit D.

"Company" is defined in the introductory paragraph of this Agreement.

"Company Property" means all assets of the Company.

"Control" when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct, without the consent of any other Person required, or cause the direction of the management or policies of that Person, whether through ownership of voting securities or other ownership interests, by contract or otherwise; provided, however, that, without limiting the generality of the foregoing, (a) any Person which owns, directly or indirectly through one or more intermediaries, securities representing twenty-five (25%) percent or more of the value or ordinary voting power or twenty-Five (25%) percent or more of the Company or other ownership interests (based upon value or vote) of any other Person is deemed to Control that Company or other Person, (b) a member-manager of a limited liability company shall always be deemed to Control any limited liability company of which it is a member, (c) a general partner of a partnership shall always be deemed to Control that partnership and (d) no Person shall be deemed to be an Affiliate of a Member solely by virtue of its status as a limited partner or other non-controlling investor in a commingled pooled investment fund Controlled by such Member.

"Covered Person" is defined in Section 5.5.

"Damages" is defined in Section 5.4(a).

"Economic Rights" shall mean a Person's rights to receive allocations of Profits and Losses, distributions, and a return of capital as provided in this Agreement or, to the extent not inconsistent therewith, under the Act. Economic Rights shall not include any Management Rights, including without limitation, any right to information (except to the extent otherwise expressly provided in this Agreement or to the extent required under the Act), to an accounting of the affairs of the Company, to inspect the books or records of the Company, to receive notice of any meetings of the Members, or to vote on, consent to, approve of, or otherwise participate in any decision of the Members. To the extent a Person's Economic Rights, or those Persons holding Economic Rights, change, then such changes shall be reflected in the Company's books and records without the requirement of amending this Agreement.

"Fiscal Year" means the annual accounting period of the Company, which shall be the calendar year.

"Governmental Authority" means any court, board, agency, commission, office or authority of any nature whatsoever or any governmental unit (federal, state, commonwealth, county, district, municipal, city, or otherwise) whether now or hereafter in existence.

"Gross Proceeds" means all cash receipts of the Company from all sources (including Capital Proceeds, payments of interest, rental receipts, borrowings, proceeds from rental or business interruption insurance, the release of cash reserves previously established (except to the extent those reserves must be applied for other specified purposes), concessions, expense reimbursements, condemnation, or casualty proceeds related to the condemnation of or casualty loss with regard to all or any portion of the assets of the Company or any Subsidiary (including any and all insurance awards with regard thereto).

"Interest" or "interest" with respect to any Member shall mean his, her, or its ownership interest in the Company, whether as a Class A Member, a Class P Member, or otherwise.

"Loss" is defined in Exhibit D.

"Majority Vote" means the vote of the Voting Members owning, in the aggregate, more than fifty (50%) percent of the Voting Units.

"Management Rights" means the rights, if any, of a Member to participate in the management of the Company, including the rights to receive information, to inspect and audit the books and records of the Company, to receive notice of any meetings of the Members, and to vote on, consent to, approve of, or otherwise participate in any decision of the Members and/or actions of the Company.

"Manager" or "Managers" means the Person or Persons then serving the Company as a manager.

"Members" means, collectively or individually, the original parties to this Agreement, each in its capacity as a Member (whether as a Class A Member, Class B Member. a Class P Member, or any combination of them), and any successor in its capacity as a Member in the Company admitted to the Company as a Member under this Agreement, and any other Person admitted as a Member under this Agreement, for so long as such Person is a Member under the terms of this Agreement. Notwithstanding the foregoing, any reference in this Agreement to any action which requires the vote or approval (and any variation of the same) of the Members shall solely be in reference to the Voting Members.

"Net Loan Proceeds" means the sum of (a) the net cash proceeds received in connection with obtaining any loan plus (b) any amount released to the obligor under the loan from cash escrow or reserve accounts established under any loan.

"Operating Costs" means, as determined by the Voting Members, by Majority Vote, with respect to a period, the sum of (a) all cash expenditures of the Company (except to the extent constituting Capital Costs or a reduction in computing Capital Proceeds for that period) made in respect of that period for current costs and expenses of the Company, including: payments due under any loan; accounting, legal and auditing fees; taxes payable by the Company; public or private utility charges; sales, use, payroll taxes and withholding taxes related thereto; all allocable expenditures which are treated as capital expenditures (as distinguished from current expense deductions); and all other operating costs and expenses actually paid by the Company with respect to Company Property or the Company's business generally paid or reimbursed to Members (but in no event shall any such costs or expenses or reimbursements include Overhead Costs), plus (b) such reserves established from time to time in respect of such period for Company expenditures (except to the extent constituting Capital Costs or a reduction in computing Capital Proceeds for such period); provided, however, that Operating Costs shall not include (i) any payment or expenditure to the extent (A) the sources of funds used for such payment or expenditure are not included in the subsection (a) of the definition of Cash Available for Distribution, or (B) such payment or expenditure is paid out of any reserve account of the Company (and previously deducted as an expense), (ii) any expenditure properly attributable to the liquidation of the Company, or (iii) non-cash expenses such as depreciation or amortization.

"Overhead Costs" means, as determined by the Voting Members, by Majority Vote, costs or expenses of a Person for entertainment, publicity, fund-raising, office space, information technology, or other similar matters that are generally considered to be corporate overhead.

"Participation Threshold" means the limitation on the distribution entitlements of each Class P Member with respect to the Class P Units held by such Class P Member as set forth in each Class P Member's respective Grant Agreement, establishing a threshold amount of distributions that must be made with respect to all or one or more specified classes, groups, or series of Units outstanding immediately prior to the issuance of Class P Units before such Class P Units may receive any distributions.

"Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, equal to (i) the number of Units, of all classes, owned by such Member at any given time as set forth in Exhibit A hereto, divided by (ii) the total number of Units, of all classes, owned by all Members as of such date, which percentage may be adjusted from time to time in accordance with the terms and conditions set forth in this Agreement.

"Person" means any natural person, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business or statutory trust, joint-stock company, cooperative, association, or other firm or any governmental or political subdivision or agency, department or instrumentality thereof.

"Profit" is defined in Exhibit D.

"Profits Interest" means an interest in the Company within the meaning of Treasury Regulations Section 1.721-1(b)(1) and Revenue Procedure 93-27, as clarified by Revenue Procedure 2001-43, for federal income tax purposes (or pursuant to any subsequent authority). Any Member granted Class P Units shall, with respect to such Class P Units, (a) solely be entitled to all Economic Rights granted to Class P Units under this Agreement, but (b) not be entitled to any Management Rights (except to the extent otherwise expressly provided in this Agreement).

"Representatives" is defined in Section 9.12.

"Securities Act" shall mean, collectively, the Securities Act of 1933 and the Securities Exchange Act of 1934, as either may be amended from time to time, and including any and all successor legislation thereto and any rules and regulations promulgated thereunder.

"Subsidiary" means any entity directly or indirectly wholly-owned and Controlled by the Company.

"Tax Representative" is defined in Exhibit D.

"Transfer" means (a) the issuance, transfer, sale, gift, grant, conveyance, assignment, encumbrance, exchange, mortgage, pledge, hypothecation, or redemption of any equity interest in the Company or in any Person holding a direct or indirect interest in the Company, or the merger or consolidation of any that Person into or with another Person and (b) the execution and delivery by the Company or any Person holding a direct or indirect interest in the Company of a contract of sale, option, or other agreement providing for any of the foregoing.

"Unreturned Capital Contributions" means, with respect to each Class A Member and each Class B Member, as of any date, the amount equal to the balance as of such date of an account which shall be maintained and calculated for such Class A Member and Class B Member as follows: (i) all amounts contributed to the Company as a Capital Contribution by such Class A Member or Class B Member shall be added to such Member's Unreturned Capital Contribution balance, as and when made; and (ii) all distributions of Cash Available for Distribution made to such Class A Member or Class B Member (if applicable) pursuant to Section 4.2(a), which are attributable to such Member's Unreturned Capital Contribution, shall be deducted from the balance of such account, as and when made.

"Voting Members" shall mean the Members holding the Voting Units. Each Voting Member shall be entitled to one (1) vote for each Voting Unit held by such Voting Member.

"Voting Units" shall mean all of the then currently issued and outstanding Class A Units.

EXHIBIT C

REPRESENTATIONS, WARRANTIES, AND COVENANTS

1. Each Member represents and warrants to, and covenants with, each other Member as follows as of the Effective Date:

(a) The Member has the requisite legal capacity, to execute and deliver this Agreement and to conduct its business to the extent contemplated in this Agreement.

(b) This Agreement has been duly executed and delivered by the Member and this Agreement is enforceable in accordance with its terms against the Member.

(c) The execution and delivery of this Agreement by the Member and the performance of its duties and obligations this Agreement do not result in a breach of any of the terms, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, credit agreement, note, or other evidence of indebtedness, or any lease or other agreement, or any license, permit, franchise, or certificate that the Member is a party or by which it is bound or to which its properties are subject or require any authorization or approval under any of the foregoing, or violate any statute, regulation, law, order, writ, injunction, judgment, or decree to which the Member is subject.

(d) The Member is not aware of any facts pertaining to the Member that would cause the Member or the Company to be unable to discharge timely the obligations of the Member under this Agreement or the obligations of the Company under any agreement to which the Company is a party.

(e) To the knowledge of the Member, no consent, approval, or authorization of, or filing, registration or qualification with, any court or Governmental Authority on the part of the Member is required for the execution and delivery of this Agreement by the Member and the performance of its obligations and duties hereunder.

(f) The Member is acquiring its Interest in the Company for investment purposes.

(g) The Member is sophisticated in matters related to the purposes of the Company, debt and equity transactions and securities transactions.

(h) The Member has consulted with independent counsel of its choice.

(i) The Member acknowledges and agrees that Transfers of the Member's Interest are not permitted except as set forth in this Agreement.

(j) The Member is not relying upon any other Members, nor any Affiliate or advisor of the other Members, in connection with any of the matters referred to in this Agreement, including any projections, information, due diligence, representations, statements, or other matters concerning the Company.

(k) The Member acknowledges and agrees that the federal, state, and local tax liability of the Member with respect to the taxable income and gain allocated to the Member under this Agreement for any year may exceed the cash distributions from the Company to the Member and the Member may have to look to sources other than distributions from the Company to pay that tax. Each Member further represents that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by any other Member, the Managers, or the Company as to any tax consequences.

(l) The Member acknowledges and agrees that the Member's Interest may be purchased by another Member or the Company in certain circumstances described in this Agreement.

(m) The Member acknowledges and agrees that the Company and its Members are relying on the accuracy of the representations set forth in this Exhibit D in entering into this Agreement without requiring that the Interests in the Company be registered under federal or state securities laws.

(n) The Member represents to the other Members and the Company that it has not engaged any brokers, consultants, lenders, finders, investment bankers, or other financiers in connection with the formation of the Company or its investment in the Company.

(o) The Member acknowledges and agrees that (i) the offering and sale of the Interests have not been and will not be registered under the Securities Act, or any applicable state law or the applicable laws of any other jurisdiction, and are being made in reliance upon U.S. federal and state exemptions for transactions not involving a public offering. The Member represents and warrants that it is an "accredited investor" (as defined in Regulation D promulgated under the Securities Act). Each Member shall not take any action that could have an adverse effect on the availability of the exemption from registration provided by Regulation D promulgated under the Securities Act.

(p) Each Member acknowledges and agrees that it will promptly notify the other Member of any pending or threatened action, suit, claim, investigation, or proceeding of which it becomes aware, whether legal or administrative or in mediation or arbitration, at law, or in equity against or relating to the Member or the Company.

(q) The Member is not funding its Capital Contribution, and will not fund any additional Capital Contribution, with assets that are subject to ERISA, Section 4975 of the IRS Code or any federal, state, local, or non-U.S. law that is substantially similar to ERISA or Section 4975 of the Code.

(r) The Member is not a foreign partnership, foreign limited liability company, foreign trust or foreign estate (as those terms are defined in Code Section 1445 and the Treasury Regulations). Each Member understands that the other Members intend to rely on the foregoing representations in connection with the United States Foreign Investment in Real Property Tax Act (94 Stat. 2682 as amended), and each Member understands that this certification may be disclosed to the Internal Revenue Service by the other Members.

(s) The Member is in compliance with the requirements of Executive Order No. 133224.66 Fed. Reg. 49079 (Sept. 25, 2001) (the "Order") and other similar requirements contained in the rules and regulations of the Office of Foreign Assets Control, Department of the Treasury ("OFAC") and in any enabling legislation or other Executive Orders or regulations in respect thereof (the Order and such other rules, regulations, legislation or orders are collectively called the "Orders"). Further, the Member covenants and agrees to make its policies, procedures and practices regarding compliance with the Orders, if any, available to the other Members for their review and inspection during normal business hours and upon reasonable prior notice.

(t) The Member is not:

(i) listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to the Order and/or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Orders (such lists are collectively referred to as the "Lists");

(ii) a Person who has been determined by competent authority to be subject to the prohibitions contained in the Orders; or

(iii) owned or controlled by, or acts for or on behalf of, any Person on the Lists or any other Person who has been determined by competent authority to be subject to the prohibitions contained in the Orders.

Each Member hereby covenants and agrees that if such Member obtains knowledge that it has become listed on the Lists or is indicted, arraigned or custodially detained on charges involving money laundering or predicate crimes to money laundering, such Member shall immediately notify the Company and the other Members in writing.

EXHIBIT D

CERTAIN TAX AND ACCOUNTING MATTERS

ARTICLE I
DEFINITIONS

Capitalized terms used in this Exhibit D shall have the meanings given below or in the respective Sections of this Exhibit D referred to below, except as otherwise expressly indicated or limited by the context in which they appear in this Exhibit D. Capitalized terms that are not defined in this Exhibit D shall have the meanings given in the Third Amended and Restated Limited Liability Company Operating Agreement to which this Exhibit D is attached (the "Agreement"). Accounting terms used but not otherwise defined shall have the meanings given to them under generally accepted accounting principles.

Section 1.1 "Adjusted Capital Account Deficit" means, with respect to any Member, the negative balance, if any, in the Member's Capital Account as of the end of the relevant Allocation Year.

Section 1.2 "Allocation Year" means the relevant Fiscal Year or any portion of the Fiscal Year for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction.

Section 1.3 "Capital Account" has the meaning given in Section 2.1.

Section 1.4 "Capital Contribution" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Interests in the Company held by the Member.

Section 1.5 "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provisions of succeeding law, and, to the extent applicable, any Treasury Regulations.

Section 1.6 "Company's Accountants" means any accountant or accounting firm approved by the Tax Representative.

Section 1.7 "Company Minimum Gain" has the meaning given to the term "partnership minimum gain" in Treasury Regulations Sections 1.704-2(b)(2).

Section 1.8 "Depreciation" means, for each Allocation Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for that Allocation Year for federal income tax purposes.

Section 1.9 "Economic Risk of Loss" has the meaning set forth in Treasury Regulations Section 1.752-2(a).

Section 1.10 "Fiscal Year" means the taxable year of the Company as determined pursuant to Section 4.2.

Section 1.11 "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of that asset, as determined by the Tax Representative.

(b) the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of that asset on the date of distribution as determined by the Tax Representative; and

(c) the Gross Asset Value shall thereafter be adjusted by Depreciation taken into account with respect to the asset for purposes of computing Profits and Losses.

Section 1.12 "Issuance Items" has the meaning set forth in Section 3.4(h).

Section 1.13 "Losses" has the meaning set forth in Section 2.2.

Section 1.14 "Profits" has the meaning set forth in Section 2.2.

Section 1.15 "Schedule K-1" has the meaning set forth in Section 4.3(a).

Section 1.16 "Tax Claim" has the meaning set forth in Section 8.2.

Section 1.17 "Tax Representative" has the meaning set forth in Article VII.

Section 1.18 "Treasury Regulations" means the federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, as those Treasury Regulations may be amended from time to time (all references to specific sections of the Treasury Regulations shall also to refer to any corresponding provisions of succeeding Treasury Regulations).

ARTICLE II
CAPITAL ACCOUNTS

Section 2.1 General. "Capital Account" means, with respect to any Member, the Capital Account established and maintained for the Member in accordance with the following provisions:

(a) to each Member's Capital Account there shall be credited the Member's Capital Contributions, the Member's distributive share of Profits allocated pursuant to Section 3.1, any items in the nature of income or gain which are specially allocated to the Member pursuant to Section 3.4, and the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to the Member;

(b) to each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to the Member pursuant to any provision of the Agreement, the Member's distributive share of Losses allocated pursuant to Section 3.2, any items in the nature of expenses or losses which are specially allocated to the Member pursuant to Section 3.4, and the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by the Member to the Company;

(c) if all or a portion of a Member's Interest in the Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest; and

Section 2.2 Profits and Losses. "Profits" and "Losses" means, for purposes of computing the amount of Profits or Losses to be reflected in the Members' Capital Accounts, for each Allocation Year, an amount equal to the Company's taxable income or loss for the Allocation Year, computed with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be added to the taxable income or loss;

(b) if the Gross Asset Value of any Company asset is adjusted, the amount of that adjustment shall be taken into account as gain or loss from the disposition of that asset for purposes of computing Profits or Losses;

(c) Gain or Loss resulting from a sale or other disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of;

(d) notwithstanding any other provision of this Section 2.2, any items specially allocated pursuant to Section 3.4 shall not be taken into account in computing Profits and Losses.

Section 2.3 No Liability for Capital. No Member shall have any liability for the return of the Capital Contribution of any other Member.

ARTICLE III
ALLOCATION OF PROFITS, LOSSES AND DEDUCTIONS FOR BOOK AND TAX PURPOSES

Section 3.1 Allocations of Profits. After giving effect to the special allocations set forth in Section 3.4, Profits for each Allocation Year shall be allocated to the Members as follows:

(a) First, to each Member who received prior allocations of Losses under Sections 3.2(a) and (b) and in that order, in proportion to those prior allocations of Losses.

(b) Next, to the Members in accordance with their Percentage Interests.

Section 3.2 Allocations of Losses. After giving effect to the special allocations set forth in Section 3.4, Losses for each Allocation Year shall be allocated to the Members as follows:

(a) First, to the Members with positive Capital Account balances in proportion to those balances until no Member has a positive Capital Account balance.

(b) Next, to the Members in accordance with their Percentage Interests.

Section 3.3 General Limitation. Notwithstanding anything to the contrary contained in this Article III, no allocation shall be made to a Member which would cause the Member to have an Adjusted Capital Account Deficit. If the limitation contained in the preceding sentence would apply to cause an item of loss or deduction to be unavailable for allocation to all Members, then the item of loss or deduction shall be allocated between or among those Members who do not have an Adjusted Capital Account Deficit in accordance with the Members' Percentage Interests at the time.

Section 3.4 Special Allocations. The following special allocations shall be made in the following order:

(a) Company Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article III, if there is a net decrease in Company Minimum Gain during any Allocation Year, each Member shall be specially allocated items of Company income and gain for the Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to the Member's share of the net decrease in Company Minimum Gain.

(b) Member Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article III, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Allocation Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, shall be specially allocated items of Company income and gain for the Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to the Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt. This Section 3.4(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions, items of Company income and gain shall be specially allocated to each Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of the Member as quickly as possible.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Allocation Year that is in excess of the sum of (i) the amount the Member is obligated to restore pursuant to any provision of this Agreement, the Member shall be specially allocated items of Company income and gain in the amount of that excess as quickly as possible; provided that an allocation pursuant to this Section 3.4(d) shall be made only if and to the extent that the Member would have a deficit Capital Account in excess of that sum after all other allocations provided for in this Article III.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Allocation Year shall be specially allocated to Members in proportion to their respective Percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Allocation Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable.

(g) Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an Interest by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of the Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to the Member if the Issuance Items had not been realized.

Section 3.5 Other Allocation Rules.

(a) Profits, Losses, and any other items of income, gain, loss, or deduction shall be allocated to the Members pursuant to this Article III as of the last day of each Allocation Year, provided that Profits, Losses, and the other items shall also be allocated at the times as the Gross Asset Values of Company property are adjusted pursuant to the definition of Gross Asset Value.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any other items shall be determined on a daily, monthly, or other basis, as determined by the Tax Representative.

(c) The Members are aware of the income tax consequences of the allocations made by this Article III and hereby agree to be bound by the provisions of this Article III in reporting their shares of Company income and loss for income tax purposes, except to the extent otherwise required by law.

Section 3.6 Tax Allocations; Code Section 704(c). Except as otherwise provided in this Section 3.6, each item of income, gain, loss, and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as those items are allocated for book purposes under this Article III. All items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the Allocation Year.

ARTICLE IV
CERTAIN TAX AND ACCOUNTING MATTERS

Section 4.1 Accounting Method. Except as required by law, the Company may use any reasonable method of accounting, as determined by the Voting Members, by Majority Vote, for both tax and financial reporting purposes.

Section 4.2 Taxable Year. Except as otherwise determined by the Tax Representative or as otherwise required by law, the taxable year of the Company shall end on the 31st day of December of each year.

Section 4.3 Tax Reporting.

(a) The Tax Representative shall cause the Company's Accountants to prepare and deliver to each Member a Schedule K-1 reflecting each Member's allocable share of all income, gain, loss, deductions, allowances, or credits of the Company for each Fiscal Year promptly following the Tax Representative's approval of the Schedule K-1. The Tax Representative shall use commercially reasonable efforts to promptly provide any other information reasonably requested by any Member for purposes of the Member's tax reporting.

(b) The Tax Representative shall, and shall cause the Company's Accountants to, use commercially reasonable efforts to file any income tax returns in respect of a Fiscal Year on a timely basis.

(c) Any documents provided or actions undertaken by the Company, the Managers, the Company's Accountants or the Tax Representative pursuant to this Section 4.3 shall be at the Company's expense.

(d) The Tax Representative is authorized to make all decisions relating to all elections for federal, state, and local tax purposes.

Section 4.4 Withholding. The Company is hereby authorized and directed by each Member to withhold from distributions or other amounts payable to the Member the amount or amounts as shall be required by the Code, the Treasury Regulations and/or applicable provisions of state, local, or foreign tax law with respect to any payment or distribution, and to remit that amount or amounts to the Internal Revenue Service and/or other applicable state, local, or foreign taxing authority at the time or times as may from time to time be required by the relevant taxing authority.

Section 4.5 Company Status. It is the intention of all of the Members that the Company shall be classified as a partnership for federal income tax purposes. No Member shall take any position or action inconsistent with the classification of the Company as a partnership for federal income tax purposes.

ARTICLE V
LIQUIDATING DISTRIBUTIONS; DEFICIT FUNDING OBLIGATION

Section 5.1 Liquidating Distributions. Notwithstanding anything to the contrary contained in the Agreement or in this Exhibit D, in the event the Company is "liquidated", liquidating distributions shall be made to the Members in accordance with Article 8 of the Agreement.

Section 5.2 No Deficit Restoration. Notwithstanding anything to the contrary contained in this Exhibit D or in the Agreement, no Member having a negative balance in its Capital Account shall have any obligation to the Company or to any other Member to restore its Capital Account to zero.

ARTICLE VI
ADMISSION OF NEW MEMBER OR TRANSFER OF MEMBER'S INTEREST

Section 6.1 Transferred Interests. In the event of the admission of a new Member into the Company or a valid transfer of all or part of a Member's Interest in the Company pursuant to Section 7 of the Agreement, items of income, deduction, gain, loss, and/or credit of the Company shall be divided and allocated by taking into account the varying Interests of the Members in the Company during the Allocation Year in accordance with Code Section 706, using any method and/or convention permitted by applicable law and selected by the Tax Representative.

Section 6.2 Information. The transferor and transferee of an Interest in the Company in accordance with Section 7 of the Agreement shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Interests transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Interest until it has received that information.

ARTICLE VII
TAX REPRESENTATIVE

Cutting Edge Investments, LLC shall be the Company's designated "partnership representative" within the meaning of Code Section 6223 (the "Tax Representative") with authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state and local income tax laws; provided, however, that the Members shall have the right to participate in and approve any such administrative or judicial proceedings. If any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Tax Representative shall promptly notify the Members upon the receipt of a notice of final partnership adjustment, and shall determine whether to file a petition in Tax Court, cause the Company to pay the amount of any adjustment under the Code Section 6225, or make the election under Code 6226. If any "partnership adjustment" (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Tax Representative has not caused the Company to make the election under Code Section 6226, then (i) the Members shall take such actions and provide such information as requested by the Tax Representative, including filing amended tax returns and paying any tax due in accordance with Code Section 6225 (c)(2); (ii) the Tax Representative shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5); and (iii) any "imputed underpayment" (as determined in accordance with Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such a manner as may be necessary (as determined by the Tax Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their Interests on the Company for the reviewed year. If any subsidiary of the Company (i) pays any partnership adjustment under Code Section 6225; (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on the subsidiary, or (iii) makes an election under Code Section 6226, the Tax Representative shall cause the Company to make the administrative adjustment request provided for in Code Section 6227 consistent with the principles and limitations set forth in this Agreement for partnership adjustments of the Company, and the Members shall take such actions reasonably requested by the Tax Representative in furtherance of such administrative adjustment request. Without limiting the foregoing provisions of this Article VII, each Member acknowledges, understands, and agrees that in the event it is determined by the Tax Representative that any K-1 previously provided by the Company needs to be adjusted, the Company shall issue such adjusted Form K-1s to the person(s) who were Member(s) during any year requiring adjustment and if there is an underpayment resulting from a tax audit of the Company, then (x) such Member(s) shall be obligated to take their share of any adjustments into account on their individual returns in the adjustment year, together with interest and penalties applicable thereto, and such Member(s) hereby indemnify the Company and the other Members of the Company to the extent they fail to do so, and (y) the Company shall have the right to recover damages suffered by the Company or its other Members for any Member's failure to comply with this Article VII and the Company may, in addition to its other remedies available against such Member(s) who breach their obligations under this Article VII, withhold from any distribution to the Member(s) who have not timely complied with the provisions of this Article VII and provided evidence to the Company of such compliance. The obligations of each Member or former Member under this Article VII shall survive the transfer by such Member of its Interests in the Company (or the redemption of such Interests) and the termination of this Agreement or the dissolution of the Company.

ARTICLE VIII
TAX ADMINISTRATION AND TAX CLAIMS

Section 8.1 Tax Administration. The Tax Representative shall, and shall cause any party retained by the Company to, undertake at the Company's expense, activities in respect of tax matters relating to the Company.

Section 8.2 Tax Claims. The Tax Representative will use commercially reasonable efforts to keep the Members advised as to the status of tax audits and litigation involving any taxes that could give rise to a liability of Company and/or its Members (a "Tax Claim"). The Tax Representative will have full discretion in handling any tax controversy, provided that the Tax Representative shall not settle any Tax Claim that could disproportionately adversely affect a Member without such Member's consent, such consent not to be unreasonably withheld and such consent or refusal to be delivered within ten (10) days of the Tax Representative's communication to such Member regarding any such matters.

EXHIBIT E

OFFICERS

Officer Name	**Title**
Tammy Hobbs	Manager and CEO
Jerry Whitlock	President